UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 4 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                UTIX GROUP, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

              DELAWARE                                75-2340624
----------------------------------------    ------------------------------------
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)

  170 CAMBRIDGE STREET, BURLINGTON, MA                01803-2933
----------------------------------------    ------------------------------------
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number (781) 229-2589
                          --------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

               NONE                                      NONE
-----------------------------------        -------------------------------------

-----------------------------------        -------------------------------------

Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE

PART I

Forward-Looking Statements....................................................ii

Item 1.  Description of Business...............................................1

Item 2.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations................................................22

Item 3.  Description of Property..............................................33

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......34

Item 5.  Directors and Executive Officers, Promoters and Control Persons......37

Item 6.  Executive Compensation...............................................42

Item 7.  Certain Relationships and Related Transactions ......................45

Item 8.  Description of Securities............................................49

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters...............................56

Item 2.  Legal Proceedings....................................................57

Item 3.  Changes in and Disagreements with Accountants........................57

Item 4.  Recent Sale of Unregistered Securities...............................57

Item 5.  Indemnification of Directors and Officers............................63

PART F/S.....................................................................F-1

PART III

Item 1.  Index to Exhibits....................................................63

                           FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains "forward-looking statements" and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this statement, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project", "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in Item l "Description of Business" and Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operation". These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercially viability of our retail gift card platform and offerings; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this statement. Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

PART I

ITEM 1.

                             DESCRIPTION OF BUSINESS

INTRODUCTION

         Our principal business activity is to provide prepaid experiences to individuals by offering gift tickets to corporations and other business users that are redeemable at golf courses, ski resorts, spas and other venues nationwide. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. For example, by paying a uniform price for a Universal Golf Ticket(TM) ($56.00 for a corporate sale or a proposed $49.95 for a retail sale), the gift giver enables the gift recipient to enjoy a round of golf at any one of 2,600 participating golf courses, regardless of the variation in prices charged by an individual golf course. In addition to our current golf, ski resort and spa prepaid tickets, we intend to capitalize on our enabling magnetic tape payment technology platform by offering an array of prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues. We have recently tested offering our gift tickets to retail consumers through national mass merchandise retail chains. We conduct our business through our wholly-owned subsidiary Corporate Sports Incentives, Inc., a New Hampshire corporation.

         For approximately 17 years, Corporate Sports functioned as a provider of prepaid plastic gift tickets solely to large corporations. Commencing in 2003 we expanded our management team and have taken steps to significantly expand the scope of our business to commence selling our gift tickets directly to retail consumers through major mass-market national retail chains. Under our new management structure we are doing business as Utix Group, Inc.

         We currently intend to offer our products through two distinct distribution channels:

     o sales of prepaid manual plastic gift tickets to corporations and other business users (under our UNIVERSAL GOLF/SPA/SKI TICKET brand), a business we have conducted for approximately 17 years; and

     o contemplated sales of prepaid magnetic strip gift tickets to retail consumers who purchase our products (under our GIFTIX brand) at mass merchandise retail chains.

         In both distribution systems, recipients are given the opportunity to enjoy, on one occasion only, such activities as 18 holes of golf at one of over 2,600 participating golf courses or a one-day ski lift ticket at one of over 200 mountains. We also offer a gift ticket that provides a one-hour massage at one of over 1,100 spas. Since we pay the golf courses, ski resorts or other venues their full published list prices on the day that each gift ticket is used, there are no blackout dates or restricted access to the chosen facility associated with any gift tickets, and users are treated as full paying guests at all locations.

         In 2003, we established initial consumer acceptance of our gift tickets directly to the retail public through test marketing at BJ's Wholesale Club, Sam's Clubs and The Golf Warehouse. During the approximately four weeks in June 2003 that we test marketed our retail gift tickets at 124 BJ's Wholesale Club locations, we sold 1,094 gift tickets. During the approximately four weeks in December 2003 that we test marketed our retail gift tickets at 38 Sam's Club locations, we sold 1,672 gift tickets. Our test marketing at The Golf Warehouse is ongoing and we sold 2,583 gift tickets in fifteen months through their online retailer program. Additional testing and refinement of our marketing programs is planned throughout 2004. We have also entered into consignment sale placement arrangements with national food, drug, mass and specialty chains. Our retailers will be paid a commission of between 8% and 12% of the retail price of each of our gift tickets.

         We have been named an official ticket and card products issuer by the Discover Card/Novus. Through our software technology and processing partner, WildCard Systems, Inc., we intend to launch a proprietary magnetic strip ticket product on the DISCOVER/Novus merchant payment network system in the first half of calendar year 2004.

         We believe that, in conjunction with WildCard Systems, we have developed a business model and proprietary technology that uniquely identifies and segments merchants and specific lifestyle experiences. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. Based on information provided by DISCOVER/Novus, we believe we are currently the only issuer on the DISCOVER/Novus credit system able to offer prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues.

         We believe that our principal competitive advantage is based upon the relationships we have developed with Wildcard Systems and DISCOVER/Novus and our collective ability to commercialize magnetic tape payment technology (the loading of a ticket for an experience at point of purchase and payment in dollars at the point of use) that can benefit both the giver and the receiver. We also believe that as we further develop our technology with Wildcard Systems, we will be able to offer retailers and corporate program buyers an array of unique custom-shopping prepaid gift products.

         Our headquarters are located at 170 Cambridge Street, Burlington, MA 01803 and our telephone number at that address is (781) 229-2589. Our website can be accessed at www.utix.com.

HISTORY AND DEVELOPMENT OF OUR BUSINESS

         We were incorporated in Delaware in 1988 under the name "Deterministics, Inc." In 1989, we changed our name to "Bright Star - World Entertainment, Inc." and in 1994 we changed our name to "Cyto Skin Care Corporation", which was then changed in the same year to "Chantal Skin Care Corporation". In November 2003, we entered into a share exchange agreement with the security holders of Corporate Sports Incentives, Inc., a New Hampshire corporation, and we again changed our name to "Utix Group,  Inc." As a result of the  exchange,  Corporate
Sports became our wholly owned subsidiary. The former security holders of Corporate Sports received an aggregate of 13,500,000 shares of common stock and derivative securities exercisable or convertible into shares of common stock of Utix, which constitute 71.6% of the ownership interest in Utix on a fully-diluted basis, in exchange for an aggregate of 139.33 shares of common stock and derivative securities exercisable or convertible into shares of common stock of Corporate Sports. Prior to the exchange, we were an inactive company having no assets, liabilities, operations or transactions since 1999. We presently are quoted on the over-the-counter market pink sheets under the symbol "UTXG", but there is currently no trading market in our shares.

         Corporate Sports was founded in 1986 as a premium gift, incentive and consumer reward company and has successfully marketed a proprietary line of plastic gift tickets to Fortune 1,000 companies. Prior to its recent expansion into the retail gift ticket market, Corporate Sports' two founding stockholders operated a relatively small ($1.5 million to $2.0 million in average annual revenues) and profitable (10% to 18% average earnings, before executive salaries, fees and bonuses) entrepreneurial business and enjoyed long-standing customer retention with its corporate clients and venues.

OUR BUSINESS

         OUR CORPORATE BUSINESS
         We sell to our corporate clients UNIVERSAL GOLF, SKI OR SPA plastic gift tickets for distribution to their employees and customers, as well as to the employees of other companies with which they do business. Each gift ticket type provides the user with one admission to a variety of entertainment venues, including over 2,600 golf courses in all 50 States, Mexico and the Caribbean, over 200 ski and snowboard mountain resorts throughout North America, and over 1,100 spas in the United States. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. For example, by paying a uniform price for a Universal Golf Ticket(TM) ($56.00 for a corporate sale), the gift giver enables the gift recipient to enjoy a round of golf at any one of 2,600 participating golf courses, regardless of the variation in prices charged by an individual golf course. Therefore, our gift tickets do not have a specified dollar value tied to them, but instead designate a particular experience. Our corporate clients have included Boeing, British Airways, JP Morgan Chase, General Mills, Gillette, Hewlett Packard, Kraft Foods, MBNA, Merrill Lynch, Nabisco, National Broadcasting Company, Pepsi-Cola, Pillsbury, Prudential Insurance, Seagrams, Sprint, Toyota, Verizon, Weyhaueser, American Express, and Linsco Private Ledger. We are not dependent on any one or a few customers; no single customer makes up 5% or more of our sales. Many incentive and reward programs, such as those offered by Chase, Verizon and Wells Fargo, have run continuously for over five years.
         We believe we are distinct from other prepaid discount promotional offerings in that our Universal Ticket member golf courses, ski resorts and other venues are paid their full published list prices on the day the gift ticket is used, rather than a negotiated discount price. As a result, ticket holders are able to enjoy many venues that are unavailable to discount oriented programs, and a first-class sport, leisure or entertainment experience with no blackouts or restrictions. At some participating upscale golf courses and ski resorts whose charges exceed our standard gift ticket prices, ticket holders must purchase one or more upgrades in order to use the facility. This can be done easily over the phone.
         We produce and fulfill client requests for corporate tickets containing the client's corporate logo, the expiration date and other requested information. Use of the tickets is limited to approximately ten months from issuance, usually corresponding to traditional golf or ski seasons. As a ticket approaches its expiration date, at the user's request, we will exchange the ticket for a new ticket for a $15.00 fee. Approximately 12% to 14% of our corporate gift tickets are returned for exchange. In addition, in fiscal 2003, approximately 38% of our corporate tickets were subject to "breakage," which means that they were never used and not returned for exchange.

         Our corporate tickets are currently manual, in that they do not include a magnetic strip. When the user presents the ticket at the desired venue, the operator of the venue cuts each ticket in half and mails it back to us together with an invoice billing us for the use of the venue.


         OUR RETAIL BUSINESS

         Our proposed retail gift ticket program is being coordinated through the DISCOVER/Novus merchant payment system and will enable retailers to activate our tickets at the cash register in exchange for payment. Like our corporate business, each gift ticket type provides the user with one admission to a variety of entertainment venues, including over 2,600 golf courses in all 50 States, Mexico and the Caribbean, over 200 ski and snowboard mountain resorts throughout North America, and over 1,100 spas in the United States. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded retail tickets will permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. For example, by paying a uniform price for a UNIVERSAL GOLF TICKET(TM) (a proposed $49.95 for a retail sale), the gift giver enables the gift recipient to enjoy a round of golf at any one of 2,600 participating golf courses, regardless of the variation in prices charged by an individual golf course. Therefore, our gift tickets do not have a specified dollar value tied to them, but instead designate a particular experience. Retail customers will be able to easily identify where the tickets may be used by viewing a directory attached to each ticket package or the website, or by calling the customer service department, which is available 24 hours a day, 7 days a week. Based on Wildcard Systems' proprietary magnetic strip technology, when the ticket is redeemed at the golf course, ski resort or other venue by the user, the venue will be paid their full published list price for the services they deliver. We believe that the key benefit to retailers is that there is no inventory or slippage cost associated with offering our tickets as they are not activated until checkout. At the same time, the venue is able to realize its full profit margin quickly.

         Although not tied to a particular dollar amount, each of our gift tickets has a maximum dollar credit limit. Therefore, if the venue's charge for golf, skiing or another experience exceeds such limit, the user can, either online or by merely dialing a toll-free telephone number (listed on the ticket), charge his or her credit card to add additional ticket upgrades to the prepaid gift ticket, thus expanding the number of golf, ski and spa venues available for ticket redemption. For example, if the gift recipient would like to play a round of golf at one of our participating premium golf courses whose charges exceed our standard gift ticket prices, the gift recipient may opt to purchase an upgrade to the gift ticket that he or she received to allow entry into that premium golf course.

         Upon activation at retail, the merchant earns a commission that is a negotiated percentage of the retail price ranging between 8% and 12% and becomes obligated to pay us for the sale. The retailer pays us a fixed price for the gift tickets, so if the retailer sells below our suggested retail price, any shortfall is covered by the retailer. The payment made by the retailer will be held in an escrow account that is utilized for ticket settlement via the DISCOVER/Novus merchant payment system. We expect to receive gross profit from the sale of our retail products from an estimated average gross margin of 2% to 6% on tickets that are redeemed by the consumer and an estimated average "breakage" of 28%, which is the percentage of all tickets that are never used and not returned for exchange. These projected gross margin and breakage percentages were based on our historical performance in selling corporate tickets since 1986 and validated by the test marketing of our retail product.
         We determine our gross margin for redeemed gift tickets by taking the retail price and subtracting from it the venue's list price, the commission paid to retailers and the cost for producing the gift tickets. For example, if we sell our UNIVERSAL GOLF TICKET(TM) at retail at $50, the golf venue's list price for a round of golf is $40, the commission paid to retailers is $5.00 (10% of retail price), and the cost for producing a UNIVERSAL GOLF TICKET(TM) is $2, then our gross margin is $3.00 or 6%. For tickets that were never used and not returned for exchange, we don't have to subtract the venue's list price since the experience was never claimed. Therefore, we determine breakage by taking the retail price and subtracting from it only the commission paid to retailers and the cost for producing the gift tickets.
         We have been named an official ticket issuer by Discover Financial Services and have executed an exclusive partnering agreement with WildCard Systems, Inc., one of the leading credit card processors, for ticket development and processing. As part of our multi-year contract with Discover Financial Services, we have received a commitment for minimum ticket purchases totaling $500,000 for the first two years for use in DISCOVER/Novus's promotional activities. DISCOVER/Novus has advised that it expects to arrange placement in numerous programs and sales in excess of $1,500,000 during the same period. Other than granting to DISCOVER/Novus a volume discount of 12% off of the retail price, we treat DISCOVER/Novus like any other retailer from which we collect our gross margin and breakage percentages.
         Our technology partner, Wildcard Systems, is working with us to enhance the proprietary software and processing and magnetic strip technology to enable each of our subscribing venues to charge its regular price to ticket users for the lifestyle experiences they provide and seamlessly receive immediate payment under the DISCOVER/Novus payment network. During fiscal year 2003, we spent $80,000 on research and development of our magnetic strip technology, none of the cost for which was passed on to the customer. During fiscal 2002, we spent only a nominal amount on research and development of our magnetic strip technology.

         We have made arrangements with Quality Packaging Specialists, Inc., a production and fulfillment company located in Burlington Township, New Jersey, to assemble our retail magnetic strip tickets, retail packaging and ticket directories and ship them to our retail customers. We have not entered into any written agreement with Quality Packaging Specialists, Inc. and order the assembly and shipping of our products on an as-needed, per unit basis. WildCard oversees the ticket manufacturing. InWallet Printing Company produces the ticket directories and Mansir Holden prints and produces the cardboard packaging. We have not entered into any written agreements with InWallet Printing Company or Mansir Holden, and order directories and cardboard packaging through standard quote and purchase order arrangements on an as-needed, per unit basis. We are not dependent on any of the aforementioned vendors; there are other vendors that can provide the same services at competitive prices. As a result of this outsourcing strategy, we believe that we will be able to reduce our in-house processing costs per ticket.
         We intend to sell our UNIVERSAL GOLF/SKI/SPA GIFTIX tickets directly to consumers through major mass-market national retail chains in the food, drug, mass and specialty channels. Under such agreements, the retail chain typically agrees to stock our tickets at selected locations and make payments to us upon confirmation of actual consumer purchases. We commenced test marketing of our UNIVERSAL GOLF tickets to retail consumers in June 2003. Through January 31, 2004, we have sold approximately $300,000 worth of gift tickets at retail.
         We are targeting impulse gift purchasers who are willing to spend $20 to $70 and are seeking to give a unique and more thoughtful gift experience. By using the portfolio of prepaid experiential gift ticket products already established by our corporate business and gaining retail placement via our existing distribution channels, we believe we will be able to continue to develop new prepaid product experiences with participating venue partners for the retail gift ticket industry in a cost-effective manner.
         With over 44 million golf enthusiasts and over 500 million rounds of golf played annually in the United States according to the National Golf Course Owners Association, National Golf Foundation and ESPN source guides, we believe that golf gift giving is a sustainable market. In addition, there are over 28 million skiers in the United States according to the National Ski Area Association, and over 128 million spa visits tracked in 2002 according to the American Spa Association. We are targeting the purchasers who will be buying gifts for these golfers, skiers and spa enthusiasts.
         In addition to our UNIVERSAL GOLF/SKI/SPA GIFTIX tickets, we believe that we have numerous product extension opportunities in the experiential gift business. For example, those brands and associations that market to avid lifestyles such as adventure travelers, sports enthusiasts, hobbyists and young adults and teens can provide access to these favored activities (such as fishing, diving, bowling, hunting, camping, equestrian, golf range practice, racing and mountain biking) with prepaid gift tickets provided via the retail platform and payment network. We intend to continue to test market various gift ticket programs to establish our brand and optimize our retail exposure. We are in the process of investigating the development of new products that capitalize on our technology platform, which offers prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues and is in the process of enabling magnetic tape payment technology, to provide a broader product line for national mass merchandise retail chain customers and participating corporate users.

         RECENT DEVELOPMENTS

         Our new branded retail platform includes one-year placement agreements with:

     o American Express - Our ski gift tickets have been featured in the American Express membership rewards circulars since October 2003, and our golf tickets became available for AMEX users in January 2004. To date, the program has generated in excess of $200,000 in shipped orders for its first four months.

     o GNC - Corporate-owned stores featuring the GIFTIX line of products seasonally is scheduled for test implementation in the Fall of 2004.

     o Costco - 300 club stores have scheduled a rollout of all GIFTIX products at the Costco in-store manned kiosk outlets.

     o Sam's Club - In November 2003, the UNIVERSAL GOLF TICKET(TM) was offered to consumers in 38 Sam's Club stores as a holiday gift. The retail offer included a free round of golf, Top Flite XL golf balls, and a one-year subscription to Golf Digest for $49.99. We realized 11 sales of this product per week per Sam's Club location during the holiday season.

     o InComm - Commencing in June 2004, InComm, a company that manages prepaid gift and stored value products space at large retail chains, will represent us to their existing retail partners including Kroger, Winn Dixie, Duane Reade, Rite Aid, Shaws and Giant Eagle.

     o IDT Corporation - Our relationship with the IDT prepaid phone cards includes activation services at some of our food, drug, mass and specialty chains. In addition, we are exploring with IDT a broader relationship that would involve IDT's distribution representatives selling our products and placing them into storefronts nationwide.

         All of our placement agreements are essentially "sale on consignment" relationships, in that the retailer agrees to stock our tickets for up to one year at certain selected stores and to make payment to us only upon completion of retail sales.

         We anticipate that all of the above retailers will commence a retail rollout of our gift cards through the first nine months of 2004.

         We are also negotiating retail distribution agreements containing terms between six months and two years with other national chains, including Safeway and Simon Malls.

         OUR STRATEGIC GOALS

         Our principal strategic goals are to establish prepaid experience gift tickets as the next generation of gift cards, thereby increasing our revenues and profits. We intend to achieve this objective in our core corporate and retail sales channels, both of which we support through common processing methods. We specifically intend to:

     o increase the number of corporations and related business clients subscribing to our products and services; and

     o build a nationwide retail brand presence through mass marketing, co-branding of our products through leading retail chains, and special marketing promotions.

We intend to utilize a national public relations firm to generate video news releases to educate consumers about our product and coordinate in-store and local or regional promotional event marketing. Our marketing efforts will primarily involve print media coverage and radio. In addition, we are planning in-store merchandising that will include product shelf materials such as message boards and handouts, and participation in in-store print flyers and newspaper inserts.

         We hope to implement our strategy based on the following internal and industry factors:

     o we believe that our new gift ticket applications coupled with Wildcard's proprietary encoding and processing systems and technologies represent an innovative marketing concept that turns "dollars into experiences;"

     o in contrast to typical dollar value gift cards limited to one store or retail chain, our gift tickets allow access to one of a number of competitive user venues;

     o we believe that our magnetic strip and software technology will enable venues that traditionally could not accept prepaid tickets to effect transactions on our GIFTIX cards without the cost of additional hardware and software at the point-of-sale;

     o over the past sixteen years we have maintained a corporate gift card business with nationwide venue coverage and earned an excellent reputation for our products and services with a number of large Fortune 1,000 companies that have been repeat customers for many years;

     o the launch of our retail gift ticket GIFTIX comes at a time when, as a result of new technology, the market for prepaid gift-card products is rapidly expanding. According to Card Management Magazine, a banking and credit card finance trade publication, by the end of 2003, it is expected that the pre-paid card and gift card business will generate over $100 billion in consumer payment volume, representing a 235% increase over 2002; and

     o increasing space in the shopper aisles for gift card products is a business strategy many retailers are following to increase the average amount their customers spend per store visit.

         THE INDUSTRY

         The November 17, 2003 issue of BUSINESS WEEK cites The Nilson Report, which predicts that the prepaid market will hit $71.5 billion by the end of 2003, an increase of 31% from the previous year. Introduced only about ten years ago, consumer prepaid gift cards are a growing phenomenon that is rapidly replacing traditional paper gift certificates. Visa indicated in a 2001 press release that the worldwide market for such gift cards could be as much as $174 billion. In addition, corporate prepaid gift cards represent a growing segment of the $44.1 billion premiums/promotions gift market segment.

         According to a November 2003 research survey conducted by ValueLink, the gift and spending card service of First Data Corp., twice as many American consumers purchased a gift card in 2003 as compared to 2002, and 45% of the adult population in the United States, or an estimated 97 million people, purchased a gift card in 2003 versus just 23% in a similar survey conducted by

ValueLink in August 2002. Approximately 59% of the people surveyed by ValueLink reported purchasing and/or receiving a gift card in 2003, a 22% increase over 2002. The survey also found that consumers increased the number of cards they purchased to an average of 5.6 cards per year, a one card increase over 2002. Overall, consumers spent an average $197 on their purchased cards in 2002. Birthdays and Christmas holidays dominate the list of occasions and reasons people purchased or received prepaid gift cards. The ValueLink research data was weighted to reflect the U.S. population with a statistical significance at the 95% confidence level.

         Similarly, an article in the April 2001 edition of CARD MARKETING magazine reported that, based on a survey of 1,000 people in all nine U.S. Census Bureau Market Regions, 80% of Americans surveyed in March 2001 had heard of gift cards as compared with 15% surveyed in 2000. Approximately 45% of the surveyed population had actually used prepaid gift cards, up from 11% in 2000.

         According to the National Consumer Survey of Plastic Card Usage and Awareness, a study commissioned by Standard Register Co. of Dayton, Ohio:

     o Consumer card spending averaged $200 in 2000, an increase of $61 from the prior 12 months;

     o 75% of the consumers surveyed indicated that they went to the store to purchase a gift card; and

     o Card usage increases retail store traffic, in that 55% of consumers went to the store more than once to use the value stored on a gift card, and 61% of the people surveyed spent more at the store than the value of the card.

         WildCard Systems, Inc. has also benefited from these market trends. In March 2002, WildCard announced that its Wildcard Systems-powered gift card programs generated a 688% increase in the number of retail gift cards sold in the fourth quarter of 2001, as compared to the same period for the prior year. WildCard now processes over $2 billion annually in retail gift cards. The increase was generated primarily from the launch of four new retail gift card programs for Bank of America, Marriott Hotels, Simon Property Group and First National Bank of Omaha. The services provided by WildCard to their other clients is similar to the services provided to us in that our gift ticket will also ride the rail of existing merchants and bear product specifications such as expiration date. All of WildCard's other clients, however, provide stored value gift cards, whereas we are the only prepaid experience gift card partner with, or client of, WildCard whose gift card is not tied to a dollar value.

     KEY FINANCIAL CONSIDERATIONS
         GOING CONCERN QUALIFICATION

         Our consolidated financial statements were prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. As of June 30, 2004, we had an accumulated deficit of $3,878,048. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and bring our products to the retail market.

         TIMING OF REVENUES AND CASH FLOW.

         We customarily sell our gift tickets to corporate or business clients on terms that require full payment, either in advance or within thirty days of purchase. We recognize a portion of the transaction revenues at the time of sale, and the balance, together with the cost of the gift ticket, at the time the ticket is used or redeemed by the user at the golf course, ski resort or other venue. The portion of the selling price of our corporate gift tickets that we recognize as revenue at the time of sale is based upon the historical percentage of our one-year corporate gift tickets that expire unused by recipients (known in our business as "breakage").

         With respect to our new GIFTIX retail tickets, at the present time we are entitled to receive payment from DISCOVER/Novus only when the consumer redeems the ticket at the venue of use or when the card expires unused, which, in either case, can be as much as one-year from the time our card is sold at retail. In the absence of obtaining financing, this delay in payment would materially and adversely affect our future cash flow and liquidity. Although we believe that we will be able to obtain an institutional line of credit secured by our interest in sale proceeds retained in the Discover/Novus escrow account, to date, we have not received any firm proposals or commitments for such financing. Failure to obtain such financing will materially and adversely affect our ability to sell at the retail level.

     We recognize both revenues and costs of sales at the time of redemption. We recognize revenues on unredeemed retail tickets when the consumer's ability to use the ticket expires (usually after one year). Accordingly, as we attempt to develop our retail distribution model, a key element in measuring our potential success and profitability will be the number of GIFTIX retail tickets sold at the cash register of the retailer.

         RATE DIFFERENTIALS AND BREAKAGE

         There are two key variable in analyzing our existing and potential profit margins to be derived from both corporate and retail ticket sales - the "rate differential" and "breakage."

         "Rate differential" is the difference between the price we charge our customer and the price the venue charges us. For example, an up-scale public or semi-private golf club would ordinarily charge a higher price for 18 holes of golf than would a smaller public golf course. Since the price charged for a Universal Golf Ticket(TM) would customarily be uniform for a corporate sale ($56.00) or a proposed retail sale ($49.95), our potential profit margin will vary based upon where our tickets are actually redeemed.

         "Breakage" is the percentage of tickets sold that are never redeemed or used by the holder. If a ticket is never used, we have no "cost of goods sold" from the sale of such ticket, and, with the exception of commissions paid to retailers and processing costs, would realize the full profit from the sale as we have no redemption costs to pay to the golf course, ski resort or other venue.

         During the nine months ended June 30, 2004, we experienced an average breakage of 28% and a gross profit margin of approximately 30%. In fiscal 2002 and 2003, our corporate business resulted in an average rate differential of 6.5% and 7.2%, respectively, and an average breakage of

29.4% and 38.8%, respectively. In both fiscal 2002 and 2003, the gross profit margin from our corporate business was approximately 34.8%.

         OUR PRODUCTS AND SERVICES

         We currently offer five product groups with a variety of lifestyle tickets options and are developing additional lifestyle branded products. Our product offerings consist of:

SNOW SPORTS
-----------

    Universal Ski & Snowboard Tickets(TM)     Useable at over 200 mountains in
    and Giftix Ski Experience                 the U.S. and Canada

GOLF PRODUCTS
-------------

    Universal Golf Tickets(TM)                Useable at over 2,600 golf courses
    and Giftix Golf Experience                in all 50 states, the Caribbean
                                              and Mexico

    Universal Golf Lesson Tickets(TM)         Useable at over 800 teaching
                                              professionals and learning centers

    SwingPack(TM) (manufacturer co-brand)     Gift box with golf balls and
                                              tickets

    Nike Golf Learning Center Ticket          28 locations in 10 states

AMUSEMENT
---------

    The Universally Accepted Amusement        Useable at 45 theme parks,
    Ticket(TM)                                including Universal Studios and
                                              Busch Gardens

SPA GIFT TICKET
---------------

    Universal Spa Ticket(TM)                  May and September 2004 launch with
    and Giftix Spa Experience                 over 1,100 locations in 48 states

MOVIENITE TICKET
----------------
    Universal MovieNite Ticket                Scheduled for launch in the Summer
    and Giftix Movie Experience               of 2004.

We are currently resellers of paper movie gift tickets. We plan to terminate our non-binding reseller arrangement upon the launch of our own proprietary movie ticket in August 2004.

         COMPETITION

         In the past decade, stored value cards have made a significant impact in the marketplace thanks to the continued penetration of credit cards in traditional cash and check locations (i.e. gas stations, movie theatres, supermarkets, convenience stores and others). The first popular application of these stored value products were pre-paid telephone cards. The advent of debit cards and EFT (electronic funds transfer) products helped opened the possibilities of stored value products at proprietary store point-of-sale terminals.

         Many retailers began creating stored value products as proprietary card programs through their merchant processors. First Data Systems, the nation's largest card processor, was the first to pioneer this effort. Successful examples include the Blockbuster Video Gift Card and the Home Depot Gift Card product.

         According to 2002 transaction volumes listed in Card Management Magazine, the top five stored value cards in the marketplace are:

         Blockbuster  Video, $430 million;

         The Home Dept, $380 million;

         Barnes and Noble, $320 million;

         Staples, $307 million;

         and Best Buy, $280 million.

         In 2003, new stored value products from Starbucks and MTV have opened new channels of opportunity and distribution for these products.

         In the past five years, store value cards have proliferated with the magnetic strip capability provided by MasterCard and Visa to its member banks. In particular, Bank of America has introduced a Visa stored-value card possessing incremental dollar amounts of between $10 to $100 that have become popular in large retail distribution channels such as supermarkets, convenient stores and drug store chains. The front card face can also feature a Happy Birthday, Congratulations, Happy Anniversary, or other "best wishes" themes. Under MasterCard and Visa rules, stored value cards registering the Bank Card Association marks on the card face require that they be universally accepted at the millions of MasterCard and Visa merchant locations worldwide.

         As stored value cards continue to become popular financial payment vehicles in the marketplace, paper gift certificates still represents nearly 75% of all pre-paid transactions made in the US. Although we believe that prepaid gift cards will continue to make substantial inroads, paper gift certificates remain popular among large movie theatre chains, catalogers, music retailers, and large department store chains, as well as pre-paid vouchers with large hotel, restaurant and travel agency chains. The most popular gift certificate distributors are 1-800-Gift-Certificate and www.giftcertificate.com.

         As shown above, the issuers of stored value cards can be divided into two categories: large brand companies (such as Blockbuster) and large banks (such as Bank of America). Although all of the above producers of stored valued cards and paper gift certificates have substantially greater infrastructure and financial resources than our company, we believe that we are uniquely positioned in the gift card market because we are a hybrid of the two types of issuers. Our gift cards are not limited to a store or a chain of stores (as is the case with the gift cards issued by large brand companies) nor can it be used in the universe of venues where a bank-issued card can be used. Instead our gift card can be used nationwide at any of our participating venues, allowing independent venues to be part of a select universal prepaid gift platform. Furthermore, we uniquely provide a prepaid experience that is not tied to a dollar value; no other gift card issuer provides a prepaid experience that is not tied to a dollar value. Since we have no direct competitors, we compete with the issuers of stored value cards and paper gift certificates for market share of prepaid gift card purchases at the retail level.

         INTELLECTUAL PROPERTY

         In conjunction with WildCard Systems, we believe we have developed a business model and proprietary technology that uniquely identifies and segments merchants and specific lifestyle experiences. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. Based on information provided by Discover/Novus, we believe we are currently the only issuer on the Discover/Novus credit system able to offer prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated and competitive venues.

         We currently rely on trademarks and confidentiality agreements to protect our brands and logos and our proprietary information, know-how and trade secrets. Our employees are required to enter into agreements providing for confidentiality, the assignment of rights to inventions made by them while employed by us, as well as for non-competition and non-solicitation during their employment term and one year thereafter. Our employees may not comply with the terms of these agreements. Furthermore, our competitors may either independently develop the same or similar information or obtain access to our proprietary information. In addition, we may not prevail if we assert challenges to intellectual property rights against third parties.

         Our future success may significantly depend upon the level of patent protection obtained by Wildcard Systems for their proprietary encoding and card processing system, and may also depend, in part, on our ability to obtain patent protection for our gift ticket applications.

         OUR RELATIONSHIP WITH WILDCARD SYSTEMS AND DISCOVER FINANCIAL SERVICES

         WildCard  Systems,  Inc.  is a  technology  leader in  magnetic  strip, host-based, stored-value cards used for electronic payment products and services. WildCard is certified by MasterCard, Visa and DISCOVER/Novus as an endpoint on their networks and is authorized to issue cards bearing Visa,
MasterCard, DISCOVER/Novus, Cirrus and other payment marks. WildCard has developed a secure platform that supports client-configurable program management, cardholder account management, cash distribution and other essential services to banks and its business partners.

         We selected WildCard as our technology and transaction processing partner for the retail rollout of our tickets platform for a variety of reasons, the most important being WildCard's commitment to build our proprietary technology and software. WildCard has allocated resources for its proprietary technology and infrastructure costs to launch our new line of retail gift cards. Furthermore, as a result of our relationship with WildCard, we have been authorized as an official issuer for Discover Financial Services as of January 2004. DISCOVER/Novus has also allocated meaningful co-marketing resources and monies toward the launch efforts and venue relations management.

         Other prepaid credit or gift cards for one-time use are limited in that the amount charged on the ticket by the user must correspond to the credited amount prepaid on the card. In contrast, the WildCard/Utix proprietary software, processing and magnetic strip will enable the retailer selling our UNIVERSAL TICKETS (TM) to activate the ticket by swiping it though a standard credit card reader and simultaneously permit all of the nationwide venues (golf course or ski resort) in our program charging a variety of list prices for their green's fees, lift tickets and other charges, to reswipe the ticket when it is presented by the consumer and receive immediate payment and credit under the DISCOVER/Novus payment network. We have established a joint account with WildCard under which the retailer, upon selling one of our tickets to consumers, will remit the agreed upon payment to us within seven to ten days from the date of sale - for example, $42.50, or approximately 85%, of the $49.99 suggested retail price for UNIVERSAL TICKETS sold to a consumer. At such time as the ticket is redeemed by the user at the designated venue, the DISCOVER/NOVUS payment system remits payment electronically to the venue within 24 hours from the date of redemption. These financial and technology partnerships make our tickets scalable in a dramatic fashion for the first time in our history.

         In April 2003, we entered into a development agreement with WildCard for the specification and establishment of our UNIVERSAL GOLF TICKET (TM) retail program. We also entered into a separate services agreement under which WildCard will exclusively manage the processing of transactions over the DISCOVER/Novus network and co-manage collections. Pursuant to the services agreement, we must maintain sufficient funds in an account maintained by Wildcard to fund cards issued by us. The services agreement may be terminated by either party in the event that a party materially breaches the agreement; provided that notice is given of the breach and the breach has not been cured or a cure has not been commenced within thirty days after receipt of the notice of breach. Wildcard may terminate the services agreement immediately by written notice if, among other things, we do not pay the fees and expenses due to Wildcard, we fail to fund the account maintained by Wildcard to fund the issuance of cards by us, or bankruptcy proceedings are commenced by or against us.

         Under the terms of our agreements, WildCard manages the production and manufacturing of our retail gift tickets. WildCard's services include ticket manufacturing; customer service, interactive voice recognition, live agent requirements (14 hours per day, 7 days per week), the fulfillment of DISCOVER/Novus customer service requirements, and ticket holder services; and the tracking of expiration dates, ticket quantities, ticket purchases online for ticket value add-ons, and return/exchange information. We receive preferential pricing through a discount of approximately 15% on the cost of production and delivery of the tickets. Our agreements provide that WildCard receives designated percentages ranging from 70% to 100% of the activation, reporting, redemption and customer services costs attributable to each card transaction on the DISCOVER/Novus network. These percentages reflect our payment of WildCard's standard processing fees for the activation, reporting, redemption and customer services, which range from a total of $.50 to $1.50 per ticket depending on the nature of the transaction. We also share with WildCard 10% of all breakage profits we receive. For example, if our breakage is 28% on a gift ticket, we pay 10% of that 28% to WildCard.

         We are now in development with WildCard Systems to focus on expanding our product offerings and sales distribution channels dramatically in 2004 and 2005. In our working partnership with DISCOVER/Novus and WildCard Systems, DISCOVER/Novus provides a flexible payment rail at the merchant level, WildCard Systems provides product coding, digital functionality, processing and services, and we provide proprietary product development, database system tracking, customer and venue relations, and sales and marketing distribution. As part of our arrangement with DISCOVER/Novus, we pay to DISCOVER/Novus a license fee of $.135 per ticket for use of the DISCOVER logo and a redemption charge of $.055 per redeemed ticket.

         OPERATIONS

         As of the date of this statement, we employed 21 persons, 17 full-time and 4 part-time, including our executive officers. None of our employees is represented by a labor union. All key employees have signed confidentiality and noncompete agreements. Our sales and operations staff consists of five full-time sales executives, two business development managers and approximately thirty broker and agency relationships. There is a dedicated customer service and sales support staff of four full-time staff members. We intend to begin adding both outsource capabilities and in-house staff with the anticipated growth in our mass distribution channels.

         We presently outsource the production of our primary corporate product, consisting of plastic ticket cards, directories, balls and packaging components. Although we have arrangements with specified vendors, there are other vendors that can provide the same services at competitive prices. We have made arrangements with Quality Packaging Specialists, Inc., a production and fulfillment company located in Burlington Township, New Jersey, to assemble our retail magnetic strip tickets, retail packaging and ticket directories and ship them to our retail customers. We have not entered into any written agreement with Quality Packaging Specialists, Inc. and order the assembly and shipping of our products on an as-needed, per unit basis. WildCard Systems oversees the ticket manufacturing. InWallet Printing Company produces the ticket directories and Mansir Holden prints and produces the cardboard packaging. We have not entered into any written agreements with InWallet Printing Company or Mansir Holden, and order directories and cardboard packaging through standard quote and purchase order arrangements on an as-needed, per unit basis. As a result of this outsourcing strategy, to date we have been able to keep our in-house costs low. Order processing, tracking, fulfillment and customization is completed in-house and managed by a single manager. We have contracted with qualified and approved vendors to outsource production, packaging and fulfillment of our retail magnetic strip tickets for the launch into retail channels. We are currently scheduled to ship over 400,000 ticket packages to various distribution centers and retailer locations over the next six to twelve months. However, our ability to meet this shipment schedule will depend upon our ability to obtain additional financing.

         RISK FACTORS

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.

         WE INCURRED HISTORICAL LOSSES AND HAVE A WORKING CAPITAL DEFICIT AND AN ACCUMULATED STOCKHOLDERS' DEFICIT. AS A RESULT, WE MAY NOT BE ABLE TO GENERATE PROFITS, SUPPORT OUR OPERATIONS, OR ESTABLISH A RETURN ON INVESTED CAPITAL.

         We incurred losses in fiscal 2002 and 2003 of $403,490 and $ 1,095,907, respectively. We also incurred losses in the first nine months of fiscal 2004 of $2,803,556. As of September 30, 2003, we had a working capital deficit of $1,355,887 and a total stockholders' deficit of $1,685,206. As of June 30, 2004, we had a working capital deficit of $3,705,681 and a total stockholders' deficit of $3,878,048. In addition, we expect to increase our infrastructure and fixed operating expenses to fund our anticipated growth. As a result, we may not be able to generate profits in fiscal 2004 or thereafter and may not be able to support our operations, or otherwise establish a return on invested capital. We cannot assure you that any of our business strategies will be successful or that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis.

         WE REQUIRE SIGNIFICANT ADDITIONAL FINANCING, FAILING WHICH THERE IS A HIGH RISK THAT WE MAY HAVE TO CURTAIL OUR RETAIL BUSINESS.

         Our ability to meet our existing orders and effect timely delivery of tickets to retail chains that have entered into placement agreements with us will depend directly upon our ability to raise a minimum of approximately $5.0 million to $8.0 million of debt or equity financing over the next six to twelve months. We project that we will need $2.0 million in fiscal 2004 and $2.5 million in fiscal 2005 to fund operations, complete projects and fund future cash requirements related to the expansion of our business. Furthermore, we will incur substantially all of the expenses related to the production and marketing of our retail gift tickets before we realize cash from such transaction, which may be as much as one year from the point of sale, because our current arrangement with our credit card processor, DISCOVER/Novus, requires consumer payments to be maintained in escrow pending use or redemption of our cards at the venue of use and payment by DISCOVER/Novus to the venue. Although we are actively seeking such financing, if it is not available or obtainable, our investors may lose a substantial portion or all of their investment and our business may fail. We cannot assure you that we will be able to obtain the required financing on a timely basis, or if obtainable that the terms will not materially dilute the equity of our current stockholders. If we are unable to obtain financing on a timely basis, we may have to significantly curtail our retail initiatives which would materially and adversely affect our business and future prospects. We may have to abandon our efforts to penetrate the retail market, lay off approximately two-thirds of our staff and continue our corporate business on a manual basis.

         THERE IS A SIGNIFICANT GAP BETWEEN COMPLETING GIFT TICKET RETAIL SALES AND OUR RECEIPT OF CASH, WHICH IN THE ABSENCE OF FINANCING WILL MATERIALLY AND ADVERSELY AFFECT OUR FUTURE CASH FLOW AND LIQUIDITY.

         Although we are entitled to receive payment for our retail gift cards when purchased by the consumer at the point of sale, under our current arrangements with our credit card processor,

DISCOVER/Novus, consumer payments are maintained in escrow pending use or redemption of our cards at the golf course, ski resort or other venue of use, and payment by DISCOVER/Novus to the venue. As a result, we currently expect to receive cash payment from our credit card processor only when the user redeems our GIFTIX gift tickets at the venue or the ticket expires unused. Since our tickets may be used for up to one year from the time they are purchased by the consumer at the retail point of sale, we will incur substantially all of the expenses related to the production and marketing of such tickets before we realize cash from such transaction, which may be as much as one year from the point of sale. In the absence of obtaining financing, this would materially and adversely affect our future cash flow and liquidity and our ability to sell at the retail level.

         WE HAVE POTENTIAL LIABILITY FOR POSSIBLE VIOLATIONS OF SECTION 5 OF THE SECURITIES ACT ARISING FROM THE INTEGRATION OF CERTAIN 2004 FINANCINGS WITH OUR REGISTRATION STATEMENT ON FORM SB-2.

         In May 2004, subsequent to the initial filing in February 2004 of our registration statement, we completed a private placement of $1,534,500 of our 15% notes to eleven investors and issued to such persons warrants to purchase 4,384,286 shares of our common stock at an exercise price of $0.35 per share (the "Units"). We also agreed to issue to a finder in connection with such private placement warrants to purchase up to 500,000 shares at an exercise price of $0.25 per share, and agreed to issue to Strategic Development Partners, an affiliate of the placement agent in our Unit private placement, 1,142,857 shares for an aggregate of $1,143 and the right to receive certain additional performance warrants. In addition, in June 2004, we entered into agreements with certain of our existing note holders, some of whom are shareholders in our company, to convert an aggregate of $1,200,000 of such notes at $0.35 per share into an aggregate of 3,428,571 shares of our common stock. It is possible that these transactions may be integrated with our public offering and that the foregoing transactions, which occurred prior to the effective date of our registration statement, may be in violation of Section 5 of the Securities Act of 1933, as amended. We and our counsel believe that each of these transactions were exempt from registration under Regulation D of the Securities Act and should not be integrated, either individually or in the aggregate, with our public offering. If it were ultimately determined that any of our May and June 2004 financing transactions is required to be integrated with our public offering, such investors may have the right to rescind such transactions and we may be liable for penalties and/or damages.

         OUR AUDITORS HAVE EXPRESSED THE VIEW THAT OUR NEGATIVE WORKING CAPITAL, NEGATIVE STOCKHOLDERS' EQUITY AND RECURRING LOSSES FROM OPERATIONS RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Our auditors have included an explanatory paragraph in their report for the years ended September 30, 2003 and 2002 indicating there is substantial doubt regarding our ability to continue as a going concern. The financial statements included elsewhere in this registration statement do not include any adjustments to asset values or recorded liability amounts that might be necessary in the event we are unable to continue as a going concern. If we are in fact unable to continue as a going concern, you may lose your entire investment in our common stock.

         WE RELY  HEAVILY  ON OUR  MANAGEMENT,  THE LOSS OF WHICH  COULD  HAVE A
MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

         Our future success is dependent on having capable seasoned executives with the necessary business knowledge and relationships to execute our business plan. Accordingly, the services of our management and our board of directors are deemed essential to maintaining the continuity of our operations. If we were to lose the services of Anthony G. Roth, our President, Chief Executive Officer and a Director, John Burns, our Chief Financial Officer and Treasurer, or Charles Lieppe, the Co-Chairman of our Board of Directors, our business could be materially adversely affected. Our performance will also depend on our ability to find, hire, train, motivate and retain other executive officers and key employees.

         We must continually implement and improve our products and/or services, operations, operating procedures and quality controls on a timely basis, as well as expand, train, motivate and manage our work force in order to accommodate anticipated growth and compete effectively in our market segment. Successful implementation of our strategy also requires that we establish and manage a competent, dedicated work force and employ additional key employees in corporate management, client service and sales. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our existing and future operations. Any failure to implement and improve such operations could have a material, adverse effect on our business, operating results and financial condition.

         OUR PRODUCTS HAVE NOT PREVIOUSLY SOLD ON THE RETAIL LEVEL AND CONSUMERS MAY NOT DESIRE TO PURCHASE OUR GIFT TICKETS FROM THE STORES WITH WHICH WE HAVE CONTRACTED. IN SUCH EVENT, OUR RETAIL BUSINESS MAY FAIL TO DEVELOP.

         Achieving market acceptance for our proposed retail products will require substantial marketing efforts and expenditure of significant funds to educate the public, mass merchandise retailers and venues providing golf, skiing and other entertainment or leisure services about the distinctive characteristics and anticipated benefits of our products and technologies. In our retail business, we are not entitled to receive payment when a retailer orders our products, but only when the products are purchased by a customer at the point of sale (known as "sell through"). Thus, even if a store takes on our gift tickets, we cannot assure you that we will achieve substantial revenues. Even if our cards "sell through", we cannot assure you that customers will be happy with our service and will become repeat customers. In such event, our retail business may fail to develop.

         WE MAY BE UNABLE TO DEVELOP AND IMPLEMENT A COMMERCIALLY SUCCESSFUL RETAIL MARKETING ROLLOUT, IN WHICH EVENT WE WILL NOT BE ABLE TO ESTABLISH AND EXPAND OUR RETAIL BUSINESS.

         Our projected growth and business success depends in large measure upon public acceptance and demand for our retail gift tickets. In the event that consumer demand during our 2004 and 2005 rollout is less than anticipated, our mass retailers may elect to pull our products off of the shelves, in which event our business and growth would be materially and adversely affected. Current economic conditions or other factors beyond our control may adversely impact our plans and business. If we fail to achieve adequate sales, we will not be able to establish and expand our retail business.

         THE TIMING OF OUR RETAIL PRODUCT ROLLOUTS IS UNCERTAIN, WHICH MAY DELAY OUR PROJECTED REVENUE.

         Our projected 2004 retail rollouts for our golf, ski and spa gift tickets are subject to unanticipated delays, expenses or technical or other problems, including the possibility of insufficient financing to enable us to complete the purchase of necessary inventories. Our success may depend upon the timely introduction of our products into the retail mass merchandising marketplace. If we are unable to effect adequate delivery of our ticket products, our projected revenue may be delayed. Additionally, our inability to meet our promised rollout target dates, such as Fathers' Day and the winter holiday season, could cause the retailers with whom we have contracts to terminate such arrangements or refuse to offer our products in future years.

         WE ARE HIGHLY DEPENDENT ON OUR RELATIONSHIP WITH WILDCARD SYSTEMS FOR THE PROCESSING OF OUR RETAIL SALES. OUR RETAIL BUSINESS COULD FAIL IF WILDCARD FAILS TO ADEQUATELY PERFORM OR TERMINATES OUR AGREEMENTS WITH THEM.

         Our ability to generate revenue from the retail sales of our products will largely depend upon the level of performance by WildCard Systems, Inc. in connection with the production and fulfillment of our retail gift tickets. Under the terms of our existing agreements, WildCard manages and is responsible for the technical and financial implementation of transactions over the DISCOVER/Novus payment network, as well as all customer service, card tracking, online purchasing and managing payments to third party vendors. In the event that WildCard should, for any reason, fail to adequately perform under such agreements, or terminates our agreements, our retail business could fail.

         WE FACE INTENSE COMPETITION FROM OTHERS SEEKING TO MARKET PREPAID GIFT CARDS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS INITIATIVES.

         We face intense competition in the market for stored value or prepaid gift cards from national retail chains, such as Blockbuster Video and Home Depot, that have created their own proprietary card programs, as well as from magnetic strip stored value cards provided by MasterCard and Visa to certain of its member banks. In addition, we face competition from paper gift certificate producers. Many of our competitors are national businesses and financial institutions with vastly greater infrastructure and capital resources than we possess. If one of such competitors were able to produce prepaid magnetic strip gift cards that possessed the flexibility of our contemplated retail GIFTIX program, our business initiatives could be materially and adversely affected.

         THE TECHNOLOGY DRIVING OUR RETAIL TICKET PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD LEAD TO CUSTOMER DISSATISFACTION AND FAILURE OF OUR RETAIL BUSINESS.

         We largely depend upon the technology and software platform developed by WildCard Systems, Inc. operating on the DISCOVER/Novus network. Accordingly, if, for any reason, this technology fails or is not readily adaptable to our Universal Ticket gift tickets, both users and venues offering golf, skiing and other lifestyle services may become dissatisfied and discontinue their use or sponsorship of such products. In that event, our retail business may fail.

         WE ARE DEPENDENT UPON WILDCARD SYSTEM'S PATENT PROTECTION AND MAY NOT BE SUCCESSFUL IN OUR OWN PROPOSED APPLICATION FOR PATENT PROTECTION, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         Our future success depends in large measure on the strength of Wildcard System's patent protection for its process and magnetic strip technology, and may also depend in part on our ability to obtain patent protection for our gift ticket applications. Although we are in the process of filing for patent protection in connection with our gift ticket applications, we cannot assure you that:

     o   the patent applied for will be reviewed in a timely manner;

     o any patent will be issued or that any patent issued will afford meaningful protection against competitors with similar technology;

     o   the patent issued will not be challenged by third parties;

     o others will not independently develop similar technologies, duplicate our technologies or design around our technologies whether or not patented;

     o we will have sufficient resources to maintain a patent infringement lawsuit should anyone be found or believed to be infringing our patent, or

     o the technology ultimately used by us will be covered in any patent issued from our pending patent application or other patent applications which we may file.

Even if a patent is issued, we cannot be assured that it will provide our proprietary information adequate protection.

         Furthermore, we cannot assure you that certain aspects of our technology will not be challenged by the holders of patents or that we will not be required to license or otherwise acquire from third parties the right to use additional technology. The failure to overcome such challenges or obtain such licenses or rights on acceptable terms could have a material adverse effect on our business.

         OUR   CONFIDENTIALITY   AGREEMENTS  MAY  NOT  ADEQUATELY   PROTECT  OUR
PROPRIETARY INFORMATION, THE DISCLOSURE OF WHICH WOULD DECREASE OUR COMPETITIVE EDGE.

         We currently have no patent protection for any of our products, and rely on trademarks and confidentiality agreements to protect our names and logos and our proprietary information, know-how and trade secrets. Our competitors may either independently develop the same or similar information or obtain access to our proprietary information. In addition, we may not prevail if we assert challenges to intellectual property rights against third parties. In this regard, our employees are required to enter into agreements providing for confidentiality, the assignment of rights to inventions made by them while employed by us, as well as for non-competition and non-solicitation during their employment term and one year thereafter. Our employees may not comply with the terms of these agreements.

         NO MARKET PRESENTLY EXISTS FOR OUR SECURITIES AND WE CANNOT ASSURE YOU THAT SUCH A MARKET WILL EVER DEVELOP.

         There is currently no trading market for our securities quoted on the over-the-counter pink sheet market. Consequently, holders of shares of our common stock may not be able to trade in our shares or otherwise liquidate their investment in us in the event of an emergency or at any time, and such shares of common stock will not be readily acceptable as collateral for loans. We cannot assure you when and if a trading market in our shares will be established, or whether such market, if established, will be sufficiently liquid to enable holders of shares of our common stock to liquidate their investment in us.

         IF OUR SHARES OF COMMON STOCK ARE ACTIVELY TRADED ON A PUBLIC MARKET, THEY WILL IN ALL LIKELIHOOD BE PENNY STOCKS.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations generally define a penny stock to be an equity security that has a market or exercise price of less than $5.00 per share, subject to certain exceptions.

         These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our securities since our securities are highly likely to be subject to the penny stock rules. Should a public market ever develop, any market for our shares of common stock may be illiquid, limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their shares in the secondary market. There is no assurance that trading in our shares, if developed, will not continue to be subject to these or other regulations that adversely affect the market for our shares.

         A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK ARE ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS AND WARRANTS AND UPON CONVERSION OF OUTSTANDING CONVERTIBLE SECURITIES, WHICH WILL DILUTE THE PERCENTAGE OWNERSHIP EQUITY OF HOLDERS OF SHARES OF COMMON STOCK.

         As of the date of this registration statement, we have issued and outstanding a total of 17,468,391 shares of our common stock. In addition, an aggregate of another 10,240,543shares of common stock are subject to issuance upon exercise of outstanding stock options and warrants and upon conversion of certain convertible securities at exercise or conversion prices ranging from $0.10 to $0.52 per share, not including shares of common stock issuable upon exercise of warrants that may be issued to our placement agent upon completion of our public offering. The issuance of these additional shares of common stock upon exercise or conversion of such outstanding options, warrants and convertible securities will dilute the percentage ownership equity of holders of shares of common stock.

         WE HAVE THE RIGHT TO ISSUE UP TO 10,000,000 SHARES OF "BLANK CHECK" PREFERRED STOCK, WHICH MAY ADVERSELY AFFECT THE VOTING POWER OF THE HOLDERS OF OTHER OF OUR SECURITIES AND MAY DETER HOSTILE TAKEOVERS OR DELAY CHANGES IN MANAGEMENT CONTROL.

         We may issue up to 10,000,000 shares of our preferred stock from time to time in one or more series, and with such rights, preferences and designations as our board of directors may determinate from time to time. To date, we have not issued any shares of preferred stock. Our board of directors, without further approval of our common stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of our preferred stock. Issuances of additional shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of other of our securities and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in management control.

ITEM 2.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto. Our fiscal year ends on September 30, and each of our fiscal quarters ends on the final day of each December, March and June. The following discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

         All of our business activities are conducted through our subsidiary Corporate Sports Incentives, Inc., as reflected in our consolidated financial information.

         Our independent auditors have expressed in their audit opinion dated February 12, 2004 that there is substantial doubt that we can continue as a going concern unless we raise additional capital and bring our products to the retail market.

         NINE MONTHS ENDED JUNE 30, 2004 COMPARED WITH THE NINE MONTHS ENDED JUNE, 2003.

         Our loss for the nine months ended June 30, 2004 was $(2,803,556). This compares to a loss of $(733,752) for the nine months ended June 30, 2003, an increase of $2,069,804, or 282%. The increase in the loss and the losses incurred in the nine months ended June 30, 2004 essentially reflect expenditures related to building infrastructure, product development and the share exchange with the security holders of Corporate Sports. We expect losses due to the development of our retail product to continue in fiscal 2004 until we significantly penetrate the retail market and begin to recognize revenues, which we don't anticipate recognizing until fiscal 2005 and 2006 due to the delayed revenue recognition of our retail products.

         Net revenues for the nine months ended June 30, 2004 were $1,545,571 from gift ticket sales. This compares to $1,697,766 in revenues for the nine months ended June 30, 2003, which represents a decrease of $152,195, or 9%. The decrease is due to the fact that we are not recognizing "breakage" up-front on retail orders shipped and a small increase in expired ticket reserve levels. Given delays in the start of our magnetic strip program, which commenced in the month of June, we do not expect to begin to realize growth in our corporate business revenues until 2005. Accordingly, we expect our annual corporate revenues for 2004 to be about $2.3 million. We anticipate that the June 2004 launch of the magnetic strip program and new product offerings which will begin to be launched toward the end of 2004 will enable significant growth in both the corporate and retail business in 2005.

         Gross profit for the nine months ended June 30, 2004 was $466,831, or 30% of revenues, for the nine months ended June 30, 2004 as compared to $631,992, or 37% of revenues, for the nine months ended June 30, 2003. The decrease in gross profit was attributable to one-time costs associated with test sales of the retail product and the fact that we are not recognizing "breakage" up-front on retail orders shipped.

         Total operating expenses for the nine months ended June 30, 2004 were $3,080,695 as compared to $1,363,810 for the nine months ended June 30, 2003. The total increase in operating expenses was $1,716,885 and the most significant differences when comparing the nine months ended June 30, 2004 with the nine months ended June 30, 2003 were due to the share exchange with the security holders of Corporate Sports, additional staffing, consulting, professional fees in conjunction with the share exchange, marketing development, IT infrastructure upgrades and transaction costs related to bringing our products to the consumer market. We anticipate the operating expenses to continue to increase in fiscal 2004 due to marketing expenditures, increased selling activity, and additional staff to support the growth of our corporate business and the development and launch of our retail product.

         YEAR ENDED SEPTEMBER 30, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 30, 2002

         Our loss for the year ended September 30, 2003 was $(1,095,907). This compares to a loss of $(403,490) for the year ended September 30, 2002, an increase of $692,417 or 172%. The increase in the loss and the losses incurred in fiscal 2003 and 2002 essentially reflect expenditures related to building infrastructure and other efforts to bring our products to the consumer market. We expect losses due to the development of our retail product to continue in fiscal 2004 until we significantly penetrate the retail market and begin to recognize revenues, which we don't anticipate recognizing until fiscal 2005 and 2006 due to the delayed revenue recognition of our retail products.

         Net revenues for the year ended September 30, 2003 were $2,311,786 from gift ticket sales. This compares to $2,278,148 in revenues for the year ended September 30, 2002. Given delays in the start of our magnetic strip program, which commenced in the month of June, we do not expect to begin to realize growth in our corporate business revenues until 2005. Accordingly, we expect our annual corporate revenues for 2004 to be about $2.3 million. We anticipate that the June 2004 launch of the magnetic strip program and new product offerings which will begin to be launched toward the end of 2004 will enable significant growth in both the corporate and retail business in 2005.

         We cannot assure you that we will achieve all or any meaningful portion of our projected revenue growth. The likelihood of our realizing our business plan will not be measurable until the end of fiscal 2005 when we will be able to quantify the extent of "sell throughs", or retail sales, on our prepaid gift tickets being marketed at retail chains. In addition, because we have little experience with our prepaid gift tickets marketed to retail chains, we cannot assure you that our projected profit margins on this aspect of our business will be achieved or even approached. If we do not achieve significant profitable business from our prepaid gift tickets being marketed at retail chains, our business goals and anticipated revenues and earnings will be adversely affected.

         Total operating expenses for the year ended September 30, 2003 were $1,860,987 as compared to $1,195,879 for the year ended September 30, 2002. The total increase in operating expenses was $665,108 and the most significant differences when comparing the year ended September 30, 2003 with the year ended September 30, 2002 were due to additional staffing, consulting, marketing development, and transaction costs related to bringing our products to the consumer market. We anticipate a continued increase in operating expenses in fiscal 2004 and fiscal 2005 attributable to marketing expenditures, increased selling activity, and additional support and administration staff to support the growth of our corporate business and the development and launch of our retail product.

         GOING CONCERN

         We have suffered recurring losses from operations, have a net working capital deficiency and a net stockholders' deficit, all of which raise substantial doubt about our ability to continue as a going concern. We have undertaken a number of initiatives to address these issues, and have raised approximately $2,995,000 in aggregate proceeds in the form of notes payable since September 30, 2003. Additionally, we are registering an aggregate of 3,428,571 shares of our common stock that we intend to issue upon conversion of an aggregate of $1,200,000 of our outstanding notes at a price of $0.35 per share. We have also commenced discussions to raise equity capital with the intention of repaying our notes and meeting our ongoing working capital requirements throughout 2004 and 2005. We are in the process of expanding our product sales into the retail distribution channel. In addition to our current golf, ski resort and spa prepaid tickets, we intend to capitalize on our enabling magnetic tape payment technology platform by offering an array of prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues.

         Based upon these factors, among others, our independent auditors have expressed the opinion that there is substantial doubt that we can continue as a going concern unless we raise additional capital and bring our products to the retail market.

         THE SHARE EXCHANGE

         On November 13, 2003, the security holders of Corporate Sports Incentives, Inc. consummated the transactions contemplated by a share exchange agreement (the "Share Exchange Agreement"), dated as of October 31, 2003, between Utix Group, Inc. (then known as Chantal Skin Care Corporation) ("Utix"), Corporate Sports, Joel Pensley, as the principal shareholder of Utix, and the stockholders of Corporate Sports. The parties to the Share Exchange Agreement relied on the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. Mr. Pensley was the former president of Utix and, at the time of the exchange, was the owner of 4,395,000 shares or 82.1% of the outstanding capital stock of Utix. As a result of the exchange, Corporate Sports became our wholly owned subsidiary. The former security holders of Corporate Sports received an aggregate of 13,500,000 shares of common stock and derivative securities excercisable or convertible into shares of common stock of Utix, which constitute 71.6% of the ownership interest in Utix on a fully-diluted basis, in exchange for an aggregate of
139.33 shares of common stock and derivative securities excercisable or convertible into shares of common stock of Corporate Sports.

         Under the terms of the Share Exchange Agreement:

     o the 111.5 then outstanding shares of common stock of Corporate Sports were exchanged for an aggregate of 10,792,600 shares of Utix common stock, and the 27.82673 additional shares of Corporate Sports common stock reserved for issuance upon conversion of convertible notes or exercise of outstanding Corporate Sports warrants and options (collectively, "Share Equivalents") were exchanged for an aggregate of 2,707,401 Share Equivalents of Utix;

     o the board of directors of Corporate Sports became the board of directors of Utix;

     o Joel Pensley transferred to the Rubin Family Irrevocable Stock Trust (the "Rubin Trust") and Nexgen Holdings Corp. ("Nexgen"), of which Guy Cohen is the President and sole shareholder, in equal amounts, a total of 3,750,000 shares of Utix common stock, or 85.3% of the shares then owned by Mr. Pensley. The Rubin Trust and Nexgen subsequently transferred 100,000 of such shares, in equal amounts, to affiliates of Capital Access Group, LLC. As of the date of this registration statement, the Rubin Trust beneficially owns approximately 11.8% of the outstanding common stock of Utix. In March 2004, Nexgen sold all of its equity in Utix to Mr. Pensley, and in May 2004, Utix agreed to repurchase 1,500,000 of the 2,470,000 shares then owned by Mr. Pensley for $1,500 and to issue to Mr. Pensley a five year warrant to purchase 750,000 shares of common stock at an exercise price of $0.15 per share;

     o   Utix adopted the 2003 Stock Option Plan;

     o Robert M. Rubin (the settlor of the Rubin Trust) committed to provide not less than

         $300,000 of financing of 7% Utix bridge notes;

     o The Rubin Trust and the former stockholders of Corporate Sports agreed not to sell any of their Utix shares for a minimum of one year; and

     o The Rubin Trust agreed to vote its shares of Utix common stock in such manner as our board of directors shall determine in appointing nominees to the board of directors.

         LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, our capital resources have been limited. We have had to rely upon the sale of debt securities for cash required for product purchase purposes, for expansion of our business into the retail market, and to fund our day-to-day operating needs. If we do not generate substantial revenues in the near future we will have to rely upon sales of debt and equity securities to raise capital. Our ability to meet our existing orders and effect timely delivery of tickets to the retail chains that have entered into placement agreements with us will depend directly upon our ability to raise a minimum of approximately $5.0 million to $8.0 million of debt or equity financing over the next six to twelve months. We project that we will need to raise $2.0 million in fiscal 2004 and $2.5 million in fiscal 2005 to fund operations, complete projects and fund future cash requirements related to the expansion of our business. Furthermore, we will incur substantially all of the expenses related to the production and marketing of our retail gift tickets before we realize cash from such transactions. The delay on cash realization may be as much as one year from the point of sale, because our current arrangement with our credit card processor, DISCOVER/Novus, requires consumer payments to be maintained in escrow pending use or redemption of our cards at the venue of use and payment by DISCOVER/Novus to the venue.

         Although we are actively seeking to relieve our cash flow deficits through a line of credit secured by escrowed funds and equity type financing, if it is not available or obtainable, our business may fail. We may have to abandon our efforts to penetrate the retail market, lay off approximately two-thirds of our staff and continue our corporate business on a manual basis. We cannot assure you that financing, whether debt or equity, will always be available to us in an amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to us.

         Between March 2003 and November 2003, we and our subsidiary Corporate Sports borrowed an aggregate of $1,295,000 from its executive officers, directors, principal stockholders and other third parties. In connection with such borrowings, we issued to the lenders our 7% notes due November 13, 2004 and warrants entitling such persons to purchase an aggregate of 825,000 shares of our common stock at an exercise price of $0.001 per share, and 9% convertible notes due 2006 and warrants entitling such persons to purchase an aggregate of 909,869 shares of our common stock at an exercise price of $0.52 per share. The 7% notes contain provisions regarding mandatory prepayment if an equity financing of at least $1.5 million is completed, and both the 7% notes and the 9% notes require the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person. Pursuant to an agreement in June 2004, the holders of $760,000 principal amount of these 7% and 9% notes agreed to convert their notes into an aggregate of 2,142,857 shares of our common stock at a conversion price of $0.35 per share upon the effectiveness of our registration statement on Form SB-2. As consideration for such conversion, we agreed to reduce the exercise price of the warrants to purchase an aggregate of 1,342,857 shares of our common stock from an exercise price of $0.52 per share to $.35 per share. Furthermore, pursuant to an agreement in June 2004, four of the holders of the notes issued in November 2003 aggregating $300,000 agreed to extend the maturity date of the notes to October 1, 2005 in exchange for us allowing them, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that noteholders will receive at least 100% of the principal and interest on resale of the shares. In August 2004, these four note holders agreed to rescind the agreement ab initio.

         As part of our fund raising efforts, in February 2004 we borrowed an additional $350,000 from three persons, including certain one of our principal stockholders. Such loans are also evidenced by our 7% notes due and payable on November 30, 2004. The notes have a provision regarding mandatory prepayment if we receive net proceeds in excess of $3,000,000 from any debt or equity financing completed prior to November 30, 2004, and requires the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person. We also issued to the lenders five year warrants entitling them to purchase 350,000 shares of our common stock at an exercise price of $0.10 per share. We have the right to repurchase such warrants for $.01 each on 30 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:

     o Our common stock trades on the NASD Over-The-Counter Bulletin Board or another national securities exchange;

     o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption, shall equal or exceed $0.30 per share; and

     o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements.

Pursuant to an agreement in June 2004, two of the noteholders aggregating $250,000 agreed to extend the maturity date of the notes to October 1, 2005 in exchange for us allowing them, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that noteholders will receive at least 100% of the principal and interest on resale of the shares. In August 2004, these two note holders agreed to rescind the agreement ab initio.

         Furthermore, in April and May 2004 we issued secured subordinated notes for an aggregate amount of $460,000 to six persons, including certain officers, directors and other affiliates, that are due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes described below, the note holders agreed to fully subordinate his or her right to payment under his or her 10% note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, the note holders shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes. The notes have a provision that requires the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person. Pursuant to an agreement in June 2004, the holders of $440,000 aggregate principal amount of these 10% notes agreed to convert their notes into an aggregate of 1,285,714 shares of Utix common stock at a conversion price of $0.35 per share upon the effectiveness of our registration statement on Form SB-2.

         In May 2004, we issued secured 15% notes for an aggregate of $1,534,500 to eleven persons, some of whom are current shareholders of the Company. The notes are due in May 2005 and bear interest at the rate of 15% per annum, payable quarterly. The notes are subject to mandatory prepayment prior to such maturity date, out of 50% of the net proceeds, if any, in excess of $2.5 million that we may derive from any one or more equity financings. If we prepay the notes after November 28, 2004, we are also obligated to pay as a premium one year's interest on the then outstanding balance of the notes, less any interest previously paid. The notes are secured by a priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, which is senior to an aggregate of $1,405,000 of our notes that we issued between March 2003 and April 2004. We also issued to the lenders five year warrants entitling them to purchase 4,384,286 shares of our common stock at an exercise price of $0.35 per share. Commencing one year from the effective date of a registration statement covering the shares issuable upon exercise of the warrants, we have the right to repurchase such warrants for $.01 each on 60 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:

     o Our common stock trades on the NASD over-the-counter bulletin board or another national securities exchange;

     o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption, shall equal or exceed 200% of the exercise price of the warrants;

     o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements; and

     o The average of the dollar value of our shares of common stock that trade on any securities exchange for the 60 trading days prior to the date we elect to redeem the warrants shall equal or exceed $75,000.

In connection with the sale of the 15% notes, we paid a $114,000 finders fee to Great Court Capital, LLC and issued warrants to purchase 500,000 of our shares at an exercise price of $0.25 per share to an unaffiliated third party in consideration for introducing us to Great Court Capital, LLC.

         In May 2004, we entered into a financial advisory agreement with Strategic Development Partners, LLC, an affiliate of Great Court. Under the terms of the advisory agreement, Strategic Development Partners agreed to assist us in connection with our marketing efforts and in introducing us to investment bankers and/or broker/dealers who may assist us in the sale of our securities in the United States and Europe. We agreed to issue to Strategic Development Partners, for $1,143, a total of 1,142,857 shares of our common stock and paid Strategic Development Partners $75,000. We had the right to cancel the agreement at any time after July 28, 2004 on 30 days notice. In July 2004 we notified Strategic Development Partners of our intention to cancel the financial advisory agreement. On August 9, 2004, we renegotiated a new arrangement with Strategic Development Partners, as evidenced by an amended and restated financial advisory agreement. Under the terms of the new arrangement:

     o we are free to seek debt and/or equity financing in the United States or elsewhere, either directly or through any investment banking firm or broker dealer of our choosing, and the financial advisory services to be provided by Strategic Development Partners are limited only to a proposed offering of our equity or equity type securities on the Alternative Investment Market (AIM) of the London Stock Exchange, which offering we do not intend to proceed with, if at all, until 2005;

     o if we complete an offering of our securities on the AIM through Strategic Development Partners at any time on or before June 30, 2005, in addition to a cash finders fee equal to $100,000 plus 5% of the gross proceeds received and warrants to purchase 5% of the securities we may sell at an exercise price of 110% of the per share offering price, we will issue to Strategic Development Partners, for $1,125, an aggregate of 1,125,000 shares of our common stock in lieu of the 1,142,857 shares of common stock in the original financial advisory agreement, which were never issued. In addition, if we receive proceeds of $2.5 million or more from the AIM financing, Strategic Development Partners would be entitled to receive warrants to purchase up to an additional 1,000,000 of our shares at an exercise price equal to $0.35 per share, and we will engage Strategic Development Partners as a financial consultant for a period of two years following completion of the AIM financing and pay $15,000 per month under such consulting agreement; and

     o we have no obligation to either proceed with or complete the proposed AIM financing; however, if our board of directors determines, in the exercise of its sole discretion, not to seek an AIM financing, or we do not otherwise complete such AIM financing by June 30, 2005, we would be obligated to pay Strategic Development Partners as a "breakup" fee, 1,125,000 shares of our common stock for $1,125.

         As of June 30, 2004 we had cash, cash equivalents and certificates of deposits of $1,604,181 as compared to $404,900 as of June 30, 2003. Working capital deficiency at June 30, 2004 was $(3,705,861) as compared to a working capital deficiency of $(1,419,795) at June 30, 2003. The working capital deficiency was primarily attributable to the legal, accounting and other costs associated with the share exchange with the security holders of Corporate Sports and interim financing, the building of infrastructure consisting of database systems upgrades, computer hardware and IT integration, inventory build-up and the development of the retail package. In the nine months ended June 30, 2004, we received $50,000 from the issuance of convertible loans and $2,944,500 from bridge loans for a total of $2,994,500. We primarily used the funds as follows: staffing cost, marketing development, and transaction costs to bring products to the consumer market. Accounts payable and accrued liabilities increased
$929,767. Cash inflows exceeded cash outflows during the period and increased cash on hand by $1,458,705 during the nine months ended June 30, 2004, leaving a cash balance at June 30, 2004 of $1,604,181.

         We intend to raise an additional $5,000,000 to $8,000,000 of equity to repay our bridge loans and meet our ongoing working capital requirements in 2004, including the financing of the production of an adequate inventory of tickets for our fall and winter retail programs. In such connection, we intend to file a registration statement with the Commission under the Securities Act of 1933, as amended, to effect the sale of such equity or equity type securities. We cannot assure you that we will be successful in registering or selling such securities by the end of the fourth quarter of 2004 or otherwise receive adequate net proceeds to enable us to meet existing contractual commitments or otherwise achieve our business goals.

         Retail sales will require that the full value of the sale be deposited in an escrow account controlled by DISCOVER/Novus. Consequently, we will not realize any revenue on a sale until the ticket redeems or breaks. This will require us to obtain additional financing to fund the escrow account. Failure to obtain such financing will impact our ability to sell at the retail level.

         We do not have any commitments for material expenditures over either the near or long term.

     CASH FLOW FROM SALES AND RECOGNITION OF REVENUES.

         We customarily sell our gift tickets to corporate or business clients on terms that require full payment, either in advance or within thirty days of purchase. We recognize a portion of the transaction revenues at the time of sale, and the balance, together with the cost of the gift ticket, at the time the ticket is used or redeemed by the user at the golf course, ski resort or other venue. The portion of the selling price of our corporate gift tickets that we recognize as revenue at the time of sale is based upon the historical percentage of our one year corporate gift tickets that expire unused by recipients (known in our business as "breakage").

         With respect to our new GIFTIX retail tickets, once sold to a consumer, our current arrangements require that the full value of the sale be deposited in an escrow account controlled by DISCOVER/Novus, until DISCOVER/Novus either makes payment to the golf course, ski resort or other venue, upon redemption or use of the card, or when the card expires unused. Consequently, we will not realize any cash from a sale until the ticket is redeemed or is subject to breakage; which could be as much as one year from the date of sale of the card at retail. This will require us to obtain additional financing to fund the escrow account. Although we believe that we will be able to obtain an institutional line of credit secured by our interest in sale proceeds retained in the DISCOVER/Novus escrow account, to date, we have not received any firm proposals or commitments for such financing. Failure to obtain such financing will impact our ability to sell at the retail level.

         We recognize both revenues and costs of sales at the time of redemption. We recognize revenues on unredeemed retail tickets when the consumers' ability to use the ticket expires (usually after one year).

         As a result of our recognition policy, although sales of our retail gift tickets may be robust, we will not be able to recognize revenues and profits from such sales until the tickets are used or expire, which may be as much as one year from the date of the actual retail sale. Accordingly, as we attempt to develop our retail distribution model, a key measure of our potential success and profitability in the early years of our development will be the number of GIFTIX retail tickets sold at the cash register of the retailer.

         OPTIONS AND WARRANTS

         As of the date of this registration statement, we had outstanding 10,240,543options, warrants and convertible notes. The exercise price of the exercisable warrants and options and the conversion price of the convertible notes range from $0.10 to $0.52 per share. If all of the options and warrants are exercised prior to their expiration and the convertible notes are converted prior to their maturity date we will receive aggregate proceeds of $4,664,626.

         DIVIDENDS

         We have not shown positive earnings in the past two fiscal years, and have not paid any dividends. In all likelihood, we will use our earnings, if any, to develop our business and do not intend to declare dividends for the foreseeable future. Any decision to pay dividends on our common stock in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In May 2003, the Financial Accounting Standard Board (FASB) issued SFAS No. 150, ACCOUNTING FOR CERTAIN INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of the initial recognition and initial measurement provisions of SFAS No. 150, effective June 1, 2003, did not have a material impact on the Company's results of operations or financial position.

         In April 2003, the FASB issued SFAS No. 149, DERIVATIVES AND HEDGING, an Amendment of SFAS No. 133. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative of SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FASB Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENT FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 effective July 1, 2003, which did not have a material impact on the Company's results of operations or financial position.

         In January 2003, the Emerging Issues Task Force (EITF), published EITF Issue No. 00-21, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF No. 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF

No. 00-21 did not have a material impact on the Company's results of operations or financial position.

         In November 2002, the FASB issued Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's results of operations or financial position.

         In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addressed accounting for special-purpose and variable interest entities. This interpretation was effective for financial statements issued after December 31, 2002. In September 2003, the FASB issued a Staff Position to allow a deferment of the effective date to the end of the first interim or annual period ending after December 15, 2003 if certain conditions were met. In December 2003, the FASB issued Interpretation No. 46R, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses accounting for special-purpose and variable interest entities and which superseded Interpretation 46. The effective date of this interpretation is the end of the first reporting period that ends after March 15, 2004, unless the entity is considered to be a special-purpose entity in which case, the effective date is the end of the first reporting period that ends after December 15, 2003. Companies that have adopted Interpretation No. 46 prior to the effective date of Interpretation No. 46R will either continue to apply Interpretation No. 46 until the effective date of Interpretation No. 46R or apply the provisions of Interpretation No. 46R at an earlier date. The Company's adoption of Interpretation No. 46 and No. 46R did not have a material impact on the Company's consolidated financial position or results of operations.

ITEM 3.

                             DESCRIPTION OF PROPERTY

         Our principal executive office is located in approximately 1,900 square feet of rented space located at 170 Cambridge Street, Burlington, Massachusetts. We pay approximately $4,000 per month in rent under a five-year lease with an unaffiliated third party that commenced in September 2000. In addition, we maintain a $200 per month office space for a sales executive in Indianapolis, Indiana.

ITEM 4.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table shows the amount of our Common Stock beneficially owned as of June 1, 2004 by each person who beneficially owns more than five percent of our outstanding Common Stock, by each of our executive officers and directors, and by all of our executive officers and directors as a group. Unless indicated otherwise, the address of the beneficial owners is: c/o Utix Group, Inc., 170 Cambridge Street, Burlington, MA 01803.

         The following information is based upon information furnished to us by either the directors and executive officers or obtained from our stock transfer books. We are informed that these persons hold the sole voting and dispositive power with respect to the Common Stock except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Stock held by each person or group of persons named above as of June 1, 2004, under rules adopted by the Securities and Exchange Commission, shares of Common Stock issuable pursuant to warrants or options or upon conversion of convertible securities, to the extent such warrants or options or convertible securities are currently exercisable or convertible within 60 days of June 1, 2004, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. As of the date of this registration statement, we had 17,468,391 shares of Common Stock outstanding.


                                            NUMBER OF COMMON SHARES    PERCENTAGE OF SHARES
NAMES AND ADDRESS OF BENEFICIAL OWNER       BENEFICIALLY OWNED         OUTSTANDING
-------------------------------------       -----------------------    --------------------
Jonathan Adams                              5,710,882                  32.7%
Co-Chairman of the Board of Directors

Anne Concannon                              2,323,071                  13.3%
Sales executive and director

Gerald Roth, Director (1)                   1,535,517                  8.7%

Rubin Family Irrevocable Stock Trust (2)    2,087,500                  11.8%
25 Highland Boulevard
Dix Hills, New York 11746

Joel Pensley (3)                            2,470,000                  14.1%
211 Schoolhouse Road
Norfolk, CT  06058

Roth Financial Group, Inc. (4)              1,961,919                  10.9%

Anthony Roth (4)                            1,9461,919                 10.9%
President, Chief Executive Officer
  and Director

Charles Lieppe (5)                          316,621                    1.84%
Co-Chairman of the Board of Directors

Steven Apesos (6)                           566,708                    3.2%
Executive Vice President

Peter Flatow (7)                            50,000                     (*)
Chief Marketing Strategist and Director

Robert Powers (8)                           0                          --
Director

Gary Palmer (9)                             0                          --
Director

New York Holdings, Ltd. (10)                1,142,857                  6.5%

Tamar Shefet (10)                           1,142,857                  6.5%

All directors and executive officers
as a group (nine persons)                   12,464,718                 70.6%

--------------------
* Less than one percent.

         (1) Includes (i) 1,209,933 shares of common stock issued pursuant to the Share Exchange, (ii) 75,000 shares of common stock issued pursuant to the exercise of warrants granted in connection with a loan, (iii) warrants to purchase 36,298 shares at $0.207 per share at any time on or before November 13, 2008 granted in connection with a loan and (iv) 214,286 shares of common stock issuable upon conversion, at $.35 per share, of $75,000 of notes. See "Management's Discussion and Analysis or Plan of Operation - The Share Exchange" and "Certain Relationships and Related Transactions." Does not include non-qualified stock options to purchase 100,000 shares at $0.40 per share that vest over three years.

         (2) Includes (i) 1,825,000 shares of common stock acquired for $0.001 per share in connection with the Share Exchange and in consideration for providing and arranging for $300,000 of debt financing for Corporate Sports, (ii) 112,500 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan made in November 2003 and (iii) an additional 150,000 shares of common stock issuable upon exercise of additional warrants issued in February 2004 in connection with an additional debt financing. See "Management's Discussion and Analysis or Plan of Operation - The Share Exchange" and "Certain Relationships and Related Transactions." Margery C. Rubin and Robert Schulman, as trustees, hold voting and investment power over the securities held by the Rubin Family Trust.

         (3) Mr. Pensley resigned as President of Utix effective as of November 13, 2003. He purchased 1,825,000 shares from Nexgen Holdings Corp., a former stockholder in March 2004, and agreed in May 2004 to sell 1,500,000 of his shares back to our company in exchange for $1,500 and our issuance of the foregoing warrant.

         (4) These shares are registered in the name of Roth Financial Group, Inc. Roth Financial Group, Inc. is wholly owned by Anthony G. Roth and his wife. Mr. Roth controls the voting and investment power over the shares held by Roth Financial Group, Inc. Includes (i) 1,451,919 shares of common stock issued pursuant to the Share Exchange, (ii) 10,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan and (iii) 500,000 shares of common stock issuable upon conversion, at $.35 per share, of $175,000 of notes. See "Management's Discussion and Analysis or Plan of Operation - The Share Exchange" and "Certain Relationships and Related Transactions." Does not include 1,000,000 additional shares that may be purchased, for $0.50 per share, by Mr. Roth upon exercise of stock options vesting over a period of four years.

         (5) Includes (i) 100,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan, (ii) 145,192 shares issuable upon exercise of warrants exercisable at $0.207 per share and (iii) 71,429 shares of common stock issuable upon conversion, at $.35 per share, of $25,000 of notes. See "Certain Relationships and Related Transactions." Does not include 1,000,000 additional shares that may be purchased for $0.40 per share by Mr. Lieppe upon exercise of stock options that vest over a period of three years.

         (6) Includes (i) shares issuable upon exercise of warrants to purchase 24,199 shares at $0.207 per share granted in connection with a loan,
         (ii) shares issuable upon exercise of warrants to purchase 96,795 shares at $0.517 per share granted in connection with a loan, (iii) 60,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with loans and (iv) 385,714 shares of common stock issuable upon conversion, at $.35 per share, of $135,000 of notes. See "Certain Relationships and Related Transactions." Does not include 100,000 shares issuable upon exercise of incentive stock options exercisable at $0.50 per share and vesting over four years.

         (7) Includes 50,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan. See "Certain Relationships and Related Transactions." Does not include non-qualified stock options to purchase 100,000 shares at an exercise price of $0.40 per share, vesting over three years.

         (8) Does not include non-qualified stock options to purchase 100,000 shares at an exercise price of $0.40 per share, and vesting over three years.

         (9) Does not include non-qualified stock options to purchase 100,000 shares at an exercise price of $0.40 per share, and vesting over three years.

         (10) New York Holdings, Ltd. is a Nevis corporation located in Tel Aviv, Israel. Tamar Shefet, sole director, controls the voting and investment power over the securities held by New York Holdings, Ltd. Represents shares of common stock issuable under 5-year warrants granted in conjunction with the issuance of the 15% notes due May 2005. Pursuant to the terms of the warrant, the number of shares of our common stock that may be acquired by the warrantholder upon any exercise of the warrant (or other issuance) is limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of our common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the warrantholder's for purposes of Section 13(d) of the Exchange Act, does not exceed 4.999% of the total number of issued and outstanding shares of our common stock (including for such purpose the shares of common stock issuable upon such exercise).

ITEM 5.

                        DIRECTORS AND EXECUTIVE OFFICERS,
                          PROMOTERS AND CONTROL PERSONS

         The following table sets forth the name, age and position of each of the members of our board of directors, executive officers and promoters as of June 1, 2004:

     NAME              AGE                   POSITION

Jonathan Adams          59     Co-Chairman of the Board of Directors
Charles Lieppe          59     Co-Chairman of the Board of Directors
Anthony Roth            39     President, Chief Executive Officer and Director
Steven Apesos           50     Executive Vice President
Peter Flatow            59     Chief Marketing Strategist and Director
John Burns              62     Chief Financial Officer, Treasurer and Secretary
Cynthia A. Cronan       42     Corporate Controller and Assistant Treasurer
Anne Concannon          53     Sales Executive and Director Director
Suzanne DeVoe           36     Vice President - Operations
Gerald Roth             73     Director
Robert Powers           50     Director
Gary Palmer             37     Director
Joel Pensley            62     President until November 13, 2003; Promoter


         JONATHAN ADAMS has served as Chairman of the Board of Corporate Sports since its inception in 1986 and as Co-Chairman of the Board of Utix since November 2003. Together with Anne Concannon, Mr. Adams co-founded, managed and operated Corporate Sports Incentives for fifteen years. During his career, Mr. Adams was President, Chief Executive Officer and Founder of International Micrographics Inc., a wholesale distributor of microfilm consumables founded in 1982, A&J Realty Trust, an owner and manager of real estate founded in 1988, and The Sharper Edge, a distributor of ski-sharpening equipment founded in 1990.

         CHARLES A. LIEPPE has served as Co-Chairman of the Board of Directors of Corporate Sports since October 2003 and Co-Chairman of the Board of Directors of Utix since November 2003. From January 2002 to September 2003, he was a member of the Advisory Board of Corporate Sports. From August 1999 to August 2003, he was an independent business consultant in Gulfstream, FL. From June 1997 to June 1999, he was President and Chief Executive Officer of DBT Online, Inc. in Boca Raton, FL, a New York Stock Exchange traded online information company. From January 1996 to May 1997, he served as President and Chief Executive Officer of Nabisco International in New York, NY. From January 1991 to December 1995, he was Chief Executive Officer of Berol Corporation in Nashville, TN, a manufacturer of writing instruments, school supplies and art products. From June 1989 to December 1990, Mr. Lieppe was President and Chief Operating Officer of Westpoint Pepperell, a manufacturer of consumer and commercial bed and bath products. From 1968 to 1989, he was employed in various capacities leading to Vice President, and General Manager of Procter & Gamble. Mr. Lieppe received his AB and MBA from Columbia University in 1966 and 1968, respectively.

         ANTHONY G. ROTH has served as the President and Chief Executive Officer of Corporate Sports since January 2002, and of Utix since November 2003. Mr. Roth is the nephew of Gerald Roth, a member of Utix's board of directors. From May 1999 to December 2001, Mr. Roth served as President of Moonstruck
Chocolatier, Eclipse Management Group in Portland, Oregon, a national manufacturer, distributor, & retailer of gourmet chocolate products. From 1997 to 1999, Mr. Roth was Executive Vice President of Naturade, Inc. in Irvine, CA, a national manufacturer/distributor of over 200 nutritional hand and body products. From September 1996 to February 1997, Mr. Roth was President of Performance Nutrition, Inc. in Dallas, TX, a formulator and sales/marketing company of nutritional products.

         From October 1995 to August 1996, Mr. Roth served as President of Roth Financial Group, Inc. in Champaign, IL, a business development and finance consulting firm. He was Vice President, Branch Manager at Merrill Lynch in Champaign, IL from May 1994 to Sept. 1995. From November 1992 to May 1994, Mr. Roth was Vice President of Hilliard Lyons, Inc. in Champaign, IL, a retail brokerage firm. A 1986 graduate of the University of Illinois, with a B.S. in Agricultural Economics, Mr. Roth also completed an advanced degree from the New York Institute of Finance in 1988.

         STEVEN M. APESOS has served as Executive Vice President and Managing Director for Affinity & Partnerships and general business development for Corporate Sports since April 2002, and Executive Vice President of Utix since November 2003. He created the Universal Golf Ticket(TM) Visa card product opportunity and has managed the program since inception. From July 1996 to April 2002, he served as Senior Vice President, Business Development at First USA Partners in Wellesley, MA. From 1990 to 1996, he was progressively Vice
President, Public Relations and Vice President, Sponsorships at MasterCard International in Purchase, NY. Previously, he was Vice President, Public Relations for Manning, Selvage and Lee, Inc. in New York, NY, where he worked on such notable campaigns as the I LOVE NEW YORK Tourism Promotion Campaign, and managed the VISA Olympic Program ("VISA Its Everywhere You Want To Be"). Mr. Apesos earned his B.A. from University of California Los Angeles in 1976.

         PETER FLATOW has served as a Chief Marketing Strategist and a Director of both Corporate Sports and Utix since December 2003. Mr. Flatow's career in consumer marketing includes over twenty years of experience in various executive capacities with Bristol-Myers Squibb Company, Lever Brothers Company and Johnson & Johnson, including serving as Director of Corporate Development, Consumer Products for Bristol-Myers Squibb. For the past fourteen years, Mr. Flatow has been the founder and is the President of CoKnowledge, Inc., a brand and product development marketing consulting business. Prior thereto he gained considerable consulting experience as President of BrainReserve and Ryan Management Group, where he successfully consulted in consumer product development for a variety of client companies, including a number of Fortune 50 companies. Mr. Flatow has been quoted and published in a number of advertising and business publications, including The Wall Street Journal and Business Week and is a guest lecturer at the Yale University School of Management.

         JOHN BURNS has served as Chief Financial Officer and Treasurer of Utix since January 2004 and as corporate Secretary since May 2004. Mr. Burns had served on a consulting basis as the Chief Financial Officer of Utix since November 2003, and on a consulting basis in the capacity as the Chief Financial Officer of Corporate Sports since September 2003. From August 2000 to January 2004, he has also been a principal of C & J Solutions in North Andover, MA, a financial consulting firm. From 1983 to 2000, Mr. Burns served in various financial positions, including Chief Financial Officer beginning in 1997, for Arthur D. Little, Inc. in Cambridge, MA, a management and technology consulting company. Mr. Burns earned his B.S./B.A. from Boston College, Chestnut Hill, MA, in 1964 and his MBA in 1973 from Babson College, Wellesley, MA. Previous positions include Treasurer of ITEK Corporation responsible for investor relations, financial strategy, and risk management (1972-1983), and an auditor for Peat Marwick & Mitchell (1969-1972).

         CYNTHIA A. CRONAN joined Utix as Corporate Controller and Assistant Treasurer in February 2004. From August 2000 to January 2004 she served as a principal of C&J Solutions, a financial consulting firm in North Andover, MA. From May 1984 to August 2000 Ms. Cronan served in various financial positions, including Vice President and Corporate Controller beginning in 1999, for Arthur
D. Little, Inc., a management technology consulting firm in Cambridge, MA. Ms. Cronan earned a B.S. in Computer Information Systems, an A.S. in Accountancy and an A.S. in Management (with Honors) from Bentley College, Waltham, MA, in 1984. In 1997 she was awarded an MBA from Babson College, Wellesley, MA.

         ANNE CONCANNON, together with her business partner Jonathan Adams, has started and operated Information Technologies, Inc., founded in 1976, International Micrographics, Inc., founded in 1982, A&J Realty Trust, founded in 1988, and The Sharper Edge, founded in 1990. Both Information Technologies and International Micrographics were wholesale distribution company for microfilm papers and toners. Ms. Concannon has served in many areas of operations as well as sales for Corporate Sports. Together with Don Hughett, Ms. Concannon manages Utix's long-standing corporate client base of over 1,000 accounts. Ms. Concannon is now focused on corporate sales and works from a home office. Ms. Concannon earned a B.A. in Psychology and Sociology from The University of Massachusetts in 1972.

         SUZANNE DEVOE has served Corporate Sports as Vice President, Operations since May 2002 and Utix as Vice President, Operations since November 2003. From March 1993 to October 2001, she served as Vice President in the sales and business development unit for First USA Bank at First USA Partners in Wellesley, MA. She earned her B.A. from Roanoke College, Salem, VA in 1987.

         GERALD ROTH co-founded Corporate Sports in 1986 with Jonathan Adams and Anne Concannon. Mr. Roth is the uncle of Anthony Roth, the President and Chief Executive Officer of Utix. His original efforts were in the area of securing ski resorts and golf courses. Mr. Roth is also the founder and Chairman of Bulbman, Inc., an international light bulb distribution company located in Reno, Nevada that employs 85 people and is one of the largest specialty bulb distributors in the world.

         ROBERT POWERS has served as a Director of Corporate Sports since September 2003 and as a Director of Utix since November 2003. He founded in 1999 and served as President of Applied Value Corporation, an international management consultancy firm headquartered in Lexington, MA. From 1982 to 1999, Mr. Powers was employed by Arthur D. Little, Inc. in Cambridge, MA, a management and technology consulting firm, where his most recent role was Vice President of Finance and Operations for their North American business from 1977 to 1981. Prior to that he had a similar role in support of the firm's European operations. Mr. Powers earned his B.S./B.A. from Babson College, Wellesley, MA in 1975 and his MBA from Suffolk University, Boston, MA in 1979.

         GARY PALMER became a member of the Board of Directors of Utix in December 2003. For more than the past five years, Mr. Palmer has been the Chief Operating Officer and a member of the Board of Directors of WildCard Systems. Prior to joining WildCard, he was an executive at Circuit City's Florida Division. Mr. Palmer holds a BS in Marketing from the University of South Florida.

         JOEL PENSLEY served as the President and a Director of Utix until November 13, 2003. Mr. Pensley has been engaged in the practice of law in New York City, Boston and London for over 30 years, concentrating on public and private finance and securities law matters. From 1971 to 1974 Mr. Pensley served as an assistant professor at New York Law School. He received his BA degree from Princeton University in 1962 and his law degree from Columbia Law School in 1966.

         BOARD OF DIRECTORS PRACTICES

         Each director will serve until the next annual meeting whereupon a new election will be held for directors. We reimburse our directors for reasonable expenses incurred in attending meetings of our Board of Directors. Directors currently receive no compensation other than stock options for their services as directors, except for Jonathan Adams, who receives an annual salary of $80,000 to serve as our Co-Chairman of the Board of Directors. The Board of Directors currently has no standing nominating committee.

         AUDIT COMMITTEE

         On December 26, 2003, the Board of Directors established an Audit Committee, which consists of three or more directors, each of whom must be an independent director, as defined in the Charter for the Audit Committee. The Audit Committee initially consists of Robert Powers, as Chairman of the Committee, Charles Lieppe and Gerald Roth, each of whom meet the definition of "financial expert" as that term is defined by the Securities and Exchange Commission and as required by the Sarbanes-Oxley Act of 2002. Members of the Committee are appointed by the Board of Directors and, unless otherwise directed by the Board of Directors, serve one-year terms. Members may be removed by the Board of Directors at any time with or without cause. Upon the removal or resignation of a member, the Board of Directors may appoint a successor to serve the remainder of the unexpired term. The Audit Committee will meet at least four times annually and more frequently as circumstances dictate.

         The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to: (i) the integrity of the financial reports and other financial information provided by us to the public or any governmental body; (ii) our compliance with legal and regulatory requirements; (iii) our systems of internal controls regarding finance, accounting and legal compliance; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; (vi) our auditing, accounting, and financial reporting processes generally; and (vii) the performance of such other functions as the Board of Directors may assign from time to time. The Audit Committee has the authority to:

     o   make   recommendations   to  the  Board  of  Directors   regarding  the
         appointment or replacement of independent public accountants;

     o confer with our independent public accountants regarding the scope, method and results of the audit of our books and accounts;

     o   review   our   financial   reporting   process   and   the   management
         recommendations made by our independent public accountants;

     o   recommend and implement  any desired  changes to our audit  procedures;
         and

     o perform such other duties as the Board of Directors may from time to time direct.

         COMPENSATION COMMITTEE

         On December 26, 2003, the Board of Directors established a Compensation Committee, which consists of three or more directors, each of whom must be an independent director, as defined in the charter for the Compensation Committee, and a "Non-Employee Director" as defined by Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Compensation Committee initially consists of Charles Lieppe, as Chairman of the Committee, Jonathan Adams and Peter Flatow. Members of the Committee are appointed by the Board of Directors and, unless otherwise directed by the Board of Directors, serve one-year terms. Members may be removed by the Board of Directors at any time with or without cause. Upon the removal or resignation of a member, the Board of Directors may appoint a successor to serve the remainder of the unexpired term. The Committee will hold at least two meetings per year or more frequently as circumstances dictate.

         The purpose of the Compensation Committee is to: (i) assist the Board of Directors in discharging its responsibilities relating to the compensation of our executive officers; (ii) to establish and put into practice competitive compensation programs to attract, retain and motivate qualified senior executives and to align those executives' financial interests with the interests of our stockholders; and (iii) to produce the annual report on executive compensation for inclusion in our annual proxy statement. The Compensation Committee has the authority to:

     o establish (i) the compensation (including salaries, bonuses and every other type of compensation that is not made available on a similar basis to our employees in general) of our Chief Executive Officer, (ii) compensation policies applicable to the our executive officers and
         (iii) the bases for the compensation of our Chief Executive Officer, including the facts and criteria on which it is based;

     o exercise all rights, authority and functions of the Board of Directors under our 2003 Stock Option Plan (the "2003 Plan"), which was adopted by the Board in November 2003, including, without limitation, the authority to interpret the terms thereof, to grant options thereunder and to make other stock awards thereunder; provided that the Compensation Committee shall not be authorized to amend the 2003 Plan; and provided further, however, that the Board of Directors shall retain the right to exercise any such rights, authority and functions;

     o serve as the Administrator of the 2003 Plan, as that term is defined in the 2003 Plan;

     o recommend to the Board of Directors compensation arrangements for our non-employee directors and to establish such arrangements; and

     o perform such other duties as the Board of Directors may from time to time direct.

ITEM 6.

                             EXECUTIVE COMPENSATION

         The following table sets forth information with respect to compensation earned during the fiscal year ended September 30, 2003 by our executive officers and directors. Other than the executive officers listed below, no other executive officers earned compensation exceeding $100,000 during the fiscal year ended September 30, 2003. Due to the inactivity of Utix Group, Inc. (formerly known as Chantal Skin Care Corporation) in fiscal years ended September 30, 2002 and 2001, there were no executive officers during that period.


                                                                                         ALL OTHER
NAME AND PRINCIPAL POSITION              ANNUAL COMPENSATION   LONG-TERM COMPENSATION   COMPENSATION
---------------------------              -------------------   ----------------------   ------------
                              Fiscal                                Securities
                               Year        Salary     Bonus         Underlying
                               9/30                                 Options/SARs
                                                                        (#)

Anthony G. Roth                2003    $136,062 (1)   $3,046        1,000,000 (2)        0
President, Chief Executive
Officer and Director

Joel Pensley, former President 2003        $0           $0                0              0

------------------
     (1) Effective November 13, 2003, Anthony G. Roth began receiving a base salary of $150,000 annually.

     (2) These shares are issuable upon exercise of incentive stock options exercisable at $0.50 per share and vesting over four years.

OPTION/SAR GRANTS

No options or SARS were granted to the named executive officers during fiscal year ended September 30, 2003.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END

None.

LONG TERM INCENTIVE PLAN ("LTIP") AWARDS

None.

COMPENSATION OF DIRECTORS

         Directors are reimbursed for expenses actually incurred in connection with each meeting of the board or any committee thereof attended. In addition, each non-employee director other than Mr. Lieppe will be entitled to a grant under our 2003 stock option plan of options to purchase up to 100,000 shares, vesting in equal amounts over three years, for so long as he or she serves as a director.

         Jonathan Adams receives an annual salary of $80,000 to serve as our Co-Chairman of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL ARRANGEMENTS

         Anthony G. Roth, our President and Chief Executive Officer, has a five-year employment agreement with us that became effective January 2, 2002 and was amended in November 2003. Pursuant to the amended agreement, Mr. Roth is paid an annual salary of $150,000 and was awarded a one-time bonus of $25,000 on November 13, 2003. Under this agreement, Mr. Roth is eligible for an annual bonus of up to 75% of his salary and is entitled to one-year severance if he is terminated by us without cause. If Mr. Roth is terminated as a result of a change in control, he will be entitled to two-years severance. Mr. Roth is also granted options to purchase 1,000,000 shares of our common stock that vest over four years pursuant to our stock option plan, which was adopted by our board of directors in November 2003.

         Mr.  Roth  has also  agreed  that he will not  directly  or  indirectly disclose confidential information or otherwise engage in any activities competitive with our business for so long as he shall be performing services for us, and for three years thereafter. Furthermore, no amendment of Mr. Roth's employment agreement or other increases in compensation, bonuses, stock options, benefits or other transactions may be effected by us without the consent of a majority of the disinterested members on our board of directors and the affirmative approval and recommendation of not less than a majority of the three directors comprising the Compensation Committee.

STOCK OPTION PLAN

         Pursuant to our 2003 stock option plan, which expires on November 13, 2013, options to purchase an aggregate of 4,000,000 shares of our common stock may be issued. Of that amount, options to acquire 2,702,000 shares of our common stock have been issued at prices ranging from $0.40 to $0.50 per share. The balance of options to acquire 1,298,000 shares issuable under the 2003 Plan have been committed for issuance to members of a contemplated Advisory Board.

         The 2003 Plan is administered by the Compensation Committee. Options granted under the 2003 Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the 2003 Plan vest in such annual increments as is determined by the Compensation Committee, typically in four equal annual increments for incentive stock options and three equal annual increments for non-qualified stock options. To the extent that options are vested, they must be exercised within a maximum of three months of the end of optionee's status as an employee, director or consultant, or within a maximum of 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the 2003 Plan shall be determined by the Compensation Committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options for all other employees shall be not less than 100% of fair market value per share on the date of grant, and for consultants and non-employee directors, as determined by the Compensation

Committee of the Board of Directors. The maximum term of an option granted under the 2003 Plan may not exceed 10 years from the date of grant.

ITEM 7.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Between March 2003 and April 2004, Utix and Corporate Sports borrowed an aggregate of $1,945,000 from certain executive officers, directors, principal stockholders and other affiliates. Of these loans, the holders of an aggregate of $1,200,000 have agreed pursuant to an agreement in June 2004 to convert at $.35 per share upon effectiveness of our registration statement. Such loans are described below.

         In March 2003, Corporate Sports borrowed $100,000 under a one-year line of credit provided by Charles A. Lieppe, as lender. Mr. Lieppe is Co-Chairman of our board of directors. Mr. Lieppe received a $1,000 fee on execution of the agreement and an additional $2,000 when Corporate Sports made its initial draw under the line of credit. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. In consideration for consulting services previously rendered to Corporate Sports and as additional consideration under the $100,000 line of credit, Mr. Lieppe received five year warrants to purchase 0.5 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports to Mr. Lieppe was cancelled and exchanged for a new 7% bridge note in the amount of $100,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase an aggregate of 48,397 shares of Utix Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at Mr. Lieppe's option after December 2004. In consideration for the loan extension, Mr. Lieppe received a warrant entitling him to purchase 100,000 shares of our common stock at an exercise price of $.001 per share. In addition, in April 2004 we issued to Mr. Lieppe a secured subordinated note for $25,000 that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we will pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes that we issued in May 2004, Mr. Lieppe agreed to fully subordinate his right to payment under his note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, Mr. Lieppe shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes. Pursuant to an agreement in June 2004, Mr. Lieppe agreed to convert his

$25,000 note into 71,429 shares of our common stock at a conversion price of $0.35 per share upon effectiveness of our registration statement.

         In April 2003, Corporate Sports borrowed $75,000 under a one-year line of credit arrangement with Gerald Roth, as lender, on the same terms and conditions as the line of credit agreement with Charles A. Lieppe. Mr. Roth is a member of our board of directors. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. In consideration for providing this loan, Mr. Roth received five year warrants to purchase 0.375 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports to Mr. Roth was cancelled and exchanged for a new 7% bridge note in the amount of $75,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase 36,298 shares of Utix Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at Mr. Roth's option after December 2004. In consideration for the loan extension, Mr. Roth received a warrant entitling him to purchase 75,000 shares of our common stock at an exercise price of $.001 per share. Pursuant to an agreement in June 2004, Mr. Roth agreed to convert his $75,000 note into 214,286 shares of our common stock at a conversion price of $0.35 per share upon effectiveness of our registration statement.

         In April 2003, Corporate Sports borrowed $50,000 under a one-year line of credit arrangement with Steven Apesos, as lender, on the same terms and conditions as the line of credit agreement with Charles A. Lieppe. Mr. Apesos is our Executive Vice President. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. In consideration for providing this loan, Mr. Apesos received five year warrants to purchase 0.250 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports to Mr. Apesos was cancelled and exchanged for a new 7% bridge note in the amount of $50,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase 24,199 shares of Utix Common Stock at an exercise price of $0.207 per share. In addition, Mr. Apesos lent Utix an additional $10,000. The new notes aggregating $60,000 are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The notes are unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at Mr. Apesos's option after December 2004. In consideration for the loan extension, Mr. Apesos received a warrant entitling him to purchase 60,000 shares of our common stock at an exercise price of $.001 per share.

         In a similar transaction in July 2003, Mr. Apesos lent to Corporate Sports an additional $50,000, which accrues interest at the rate of 9% per annum and matures in August 2006. In consideration for providing this loan, Mr. Apesos received five year warrants to purchase common stock of Corporate Sports. Pursuant to the Share Exchange Agreement described below, the note issued by Corporate Sports was cancelled and exchanged for a note issued by Utix under the same terms and conditions as the original note issued by Corporate Sports, and the warrants were exchanged for warrants to purchase 96,795 shares of our Common Stock at an exercise price of $0.517 per share. The note is unconditionally guaranteed by Corporate Sports and is convertible into 116,154 shares of our common stock at Mr. Apesos's option after December 2004. We can prepay the note prior to August 1, 2004 by providing Mr. Apesos thirty-days notice and paying a 10% premium. In addition, in April 2004 Mr. Apesos lent Utix an additional $25,000 and we issued him our $25,000 secured subordinated note that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we will pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes that we issued in May 2004, Mr. Apesos agreed to fully subordinate his right to payment under his note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, Mr. Apesos shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes.

         Pursuant to an agreement in June 2004, Mr. Apesos agreed to convert all of his notes, aggregating $135,000, into 385,714 shares of our common stock, at a conversion price of $0.35 per share. In consideration of such conversion, we agreed to reduce the exercise price of the 96,795 warrants issued to Mr. Apesos in July 2003 from $0.517 to $0.35 per share upon effectiveness of our registration statement. We provided the same exercise price reductions to all other holders of our warrants exercisable at $0.517 per share who agreed to convert our notes into common stock at $0.35 per share.

         In accordance with the terms of the Share Exchange Agreement, Robert M. Rubin committed to provide Corporate Sports with $300,000 of debt financing. In November 2003, the Rubin Family Irrevocable Stock Trust purchased $112,500 of our 7% bridge notes due November 2004, and Mr. Rubin arranged for unaffiliated persons to purchase an additional $187,500 of such 7% notes. All such notes are unconditionally guaranteed by Corporate Sports. As additional consideration for providing $112,500 of the $300,000 of loans, the Rubin Trust received warrants entitling it to purchase 112,500 shares of our common stock at an exercise price of $.001 per share. In February 2004, in connection with the sale of an aggregate of $350,000 of additional 7% notes due in November 2004, the Rubin Family Irrevocable Stock Trust lent us an additional $150,000, arranged for an additional $100,000 of loans, and received warrants to purchase 150,000 shares of our common stock at $0.10 per share. Pursuant to an agreement in June 2004, the Rubin Family Irrevocable Stock Trust agreed to extend the maturity date of the November bridge notes and February bridge notes to October 1, 2005 in exchange for us allowing the Trust, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock, at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that the Trust will receive at least 100% of the principal and interest on resale of the shares. In August 2004, the Rubin Trust agreed to rescind the agreement to extend the maturity date ab initio.

         During fiscal year ended September 30, 2003, we paid Anne Concannon, a member of our Board of Directors, $98,069 for her services as a Sales Executive.

         Our retail business strategy depends largely upon our development agreement and services agreement with WildCard Systems, Inc. Gary Palmer, who is the Chief Operating Officer and a Director of Wildcard Systems, joined our board of directors in December 2003.

         In November 2003 we borrowed $10,000 from Anthony G. Roth, our President and Chief Executive Officer, and issued our 7% bridge note due November 2004. In April 2004 we issued to Roth Financial Group, Inc., which is controlled by Anthony G. Roth, secured subordinated notes for an aggregate amount of $185,000 that is due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we will pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes that we issued in May 2004, Mr. Roth agreed to fully subordinate his right to payment under his note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, Mr. Roth shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes. Pursuant to an agreement in June 2004 Mr. Roth and Roth Financial Group agreed to convert $175,000 of the total indebtedness owed to such persons into 500,000 shares of our common stock at a conversion price of $0.35 per share upon effectiveness of our registration statement.

         In April 2004 we issued to Stephen A. Weiss, a member of the law firm of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, our corporate and securities counsel, a secured subordinated note for $25,000 that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes that we issued in May 2004, Mr. Weiss agreed to fully subordinate his right to payment under his note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, Mr. Weiss shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes. Pursuant to an agreement in June 2004, Mr. Weiss agreed to convert his note into 71,429 shares of our common stock at a conversion price of $0.35 per share upon effectiveness of our registration statement.

         In May 2004, we agreed to repurchase for $1,500, an aggregate of 1,500,000 of the 2,470,000 shares of our common stock owned by Joel Pensley at the time of the repurchase. We plan to cancel the 1,500,000 shares repurchased. Mr. Pensley was the former President and principal stockholder of Utix prior to the November 2003 share exchange. In partial consideration of the stock repurchase, we will issue to Mr. Pensley a five year warrant to purchase up to 750,000 of our shares of common stock at an exercise price of $0.15 per share. We also agreed within 30 days after the effective date of this prospectus to file a registration statement under the Securities Act covering the 970,000 remaining shares owned by Mr. Pensley as well as the 750,000 shares issuable upon exercise of his warrant.

ITEM 8.
                            DESCRIPTION OF SECURITIES

         GENERAL

         We are authorized by our certificate of incorporation to issue an aggregate of 50,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, the terms and conditions of which are to be determined by our board of directors. Immediately prior to the filing of this registration statement, an aggregate of 17,468,391 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes.

         COMMON STOCK

         We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, of which 17,468,391 shares are issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

         Holders of our common stock:

     o have equal ratable rights to dividends from funds legally available therefor, if and when declared by our board of directors;

     o   are  entitled  to share  ratably  in all of our  assets  available  for
         distribution   to  holders  of  common  stock  upon  our   liquidation,
         dissolution or winding up;

     o   do  not  have  preemptive,   subscription  or  conversion   rights,  or
         redemption or sinking fund provisions; and

     o are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

         PREFERRED STOCK

         We may issue up to 10,000,000 shares of our preferred stock from time to time in one or more series, and with such rights, preferences and designations as our board of directors may determinate from time to time. As of the date of this registration, we have not issued any shares of preferred stock. Our board of directors, without further approval of our common stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of our preferred stock.

         Issuances of additional shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of other of our securities and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in management control.

         CONVERTIBLE NOTES

         In March and April of 2003, Corporate Sports entered into a one-year line of credit in an aggregate amount of $225,000 with three lenders. Corporate Sports is entitled to draw on the line of credit at its discretion so long as no event of default exists under the agreement. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. As additional consideration under the line of credit, Corporate Sports issued five year warrants to purchase an aggregate of 1.125 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports was cancelled and exchanged for a new 7% bridge note in an aggregate amount of $225,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase an aggregate of 108,894 shares of our Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory  prepayment  if, prior to such  maturity  date,  we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at the lender's option after December 2004. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. In consideration for the loan extension, the lenders received warrants entitling them to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $.001 per share. In June 2004, two of the lenders agreed to convert, at $.35 per share, $125,000 of their notes into 357,143 shares of our common stock upon effectiveness of our registration statement.

         Beginning in July 2003, Corporate Sports issued convertible notes in an aggregate amount of $470,000, which accrue interest at the rate of 9% per annum and mature in 2006. As additional consideration for providing this loan, the lenders received five year warrants to purchase an aggregate of 9.4 shares of common stock of Corporate Sports. Pursuant to the Share Exchange Agreement described above in "Certain Relationships and Related Transactions", the note issued by Corporate Sports was cancelled and exchanged for a note issued by Utix under the same terms and conditions as the original note issued by Corporate Sports, and the warrants were exchanged for warrants to purchase an aggregate of 909,869 shares of our Common Stock at an exercise price of $0.517 per share. The note is unconditionally guaranteed by Corporate Sports and is convertible into an aggregate of 1,091,843 shares of our common stock at the lender's option after December 2004. We can prepay the note prior to one year after the issue date of the note by providing the lender thirty-days notice and paying a 10% premium. Prior to the issuance of the 15% notes described below, the note holders agreed to fully subordinate his or her right to payment under his or her 9% note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, the note holders shall be entitled to receive regularly scheduled payments of principal and interest under the 9% notes. In June 2004, the holders of all $470,000 principal amount of these notes agreed to convert, at $.35 per share, such debt into 1,342,857 shares of our common stock upon effectiveness of our registration statement in consideration for which we reduced the exercise price of warrants to purchase 1,342,857 shares of our common stock from $0.517 to $0.35 per share.

         BRIDGE NOTES AND WARRANTS

         In accordance with the terms of the Share Exchange Agreement described above in "Certain Relationships and Related Transactions", we issued in November 2003 an aggregate of $600,000 of 7% bridge notes due November 13, 2004. Such notes are unconditionally guaranteed by Corporate Sports. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. As additional consideration for providing the loan, the lenders received warrants entitling them to purchase an aggregate of 600,000 shares of our common stock at an exercise price of $.001 per share. Pursuant to an agreement in June 2004, the holders of $155,000 of 7% bridge notes agreed to convert such notes, at $.35 per share, into 442,857 shares of our common stock upon effectiveness of our registration statement. Furthermore, pursuant to an agreement in June 2004, four of the holders of the notes issued in November 2003 aggregating $300,000 agreed to extend the maturity date of the notes to October 1, 2005 in exchange for us allowing them, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that noteholders will receive at least 100% of the principal and interest on resale of the shares. In August 2004, these four note holders agreed to rescind the agreement to extend the maturity dates ab initio.

         In February 2004, an additional aggregate amount of $350,000 of 7% bridge notes were issued to three persons, including certain one of our principal stockholders. Such notes accrue interest at the rate of 7% per annum and are due and payable on the earlier of November 30, 2004 or out of any net proceeds in excess of $3.0 million that we may receive in connection with any type of equity financings consummated. We also issued to the lenders warrants entitling them to purchase 350,000 shares of our common stock at an exercise price of $0.10 per share. The warrants are subject to certain anti-dilution provisions, including weighted average anti-dilution adjustment in the event we issue and sell common stock or securities convertible or exercisable for common stock at a price less than $0.30 per share. We have the right to repurchase such warrants for $.01 each on 30 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:

     o Our common stock trades on the NASD Over-The-Counter Bulletin Board or another national securities exchange;

     o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption shall equal or exceed $0.30 per share; and

     o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements.

Pursuant to an agreement in June 2004, two of the noteholders aggregating $250,000 agreed to extend the maturity date of the notes to October 1, 2005 in exchange for us allowing them, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that noteholders will receive at least 100% of the principal and interest on resale of the shares. In August 2004, these two note holders agreed to rescind the agreement to extend the maturity dates ab initio.

         In April and May 2004 we issued secured subordinated notes for an aggregate amount of $460,000 to six persons, including certain officers, directors and other affiliates, that are due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes described below, the note holders agreed to fully subordinate his or her right to payment under his or her 10% note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, the note holders shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes. The notes have a provision requiring the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person. Pursuant to an agreement in June 2004, the holders of $440,000 of such 10% notes agreed to convert, at $.35 per share, such debt into 1,285,714 shares of our common stock upon effectiveness of our registration statement.

         In May 2004, we issued secured 15% notes for an aggregate of $1,534,500 to eleven persons, some of whom are current shareholders of the Company. The notes are due in May 2005 and bear interest at the rate of 15% per annum, payable quarterly. The notes are subject to mandatory prepayment prior to such maturity date, out of 50% of the net proceeds, if any, in excess of $2.5 million that we may derive from any one or more equity financings. If we prepay the notes after November 28, 2004, we are also obligated to pay as a premium one year's interest on the then outstanding balance of the notes, less any interest previously paid. The notes are secured by a priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, which is senior to an aggregate of $1,405,000 of our notes that we issued between March 2003 and April 2004. We also issued to the lenders five year warrants entitling them to purchase 4,384,286 shares of our common stock at an exercise price of $0.35 per share. Commencing one year from the effective date of a registration statement covering the shares issuable upon exercise of the warrants, we have the right to repurchase such warrants for $.01 each on 60 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:

     o Our common stock trades on the NASD over-the-counter bulletin board or another national securities exchange;

     o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption, shall equal or exceed 200% of the exercise price of the warrants;

     o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements; and

     o The average of the dollar value of our shares of common stock that trade on any securities exchange for the 60 trading days prior to the date we elect to redeem the warrants shall equal or exceed $75,000.

In connection with the sale of the 15% notes, we paid a $114,000 finders fee to Great Court Capital, LLC and issued warrants to purchase 500,000 of our shares at an exercise price of $0.25 per share to an unaffiliated third party in consideration for introducing us to Great Court Capital, LLC.

         In May 2004, we entered into a financial advisory agreement with Strategic Development Partners, LLC, an affiliate of Great Court. Under the terms of the advisory agreement, Strategic Development Partners agreed to assist us in connection with our marketing efforts and in introducing us to investment bankers and/or broker/dealers who may assist us in the sale of our securities in the United States and Europe. We agreed to issue to Strategic Development Partners, for $1,143, a total of 1,142,857 shares of our common stock and paid Strategic Development Partners $75,000. We had the right to cancel the agreement at any time after July 28, 2004 on 30 days notice. In July 2004 we notified Strategic Development Partners of our intention to cancel the financial advisory agreement. On August 9, 2004, we renegotiated a new arrangement with Strategic Development Partners, as evidenced by an amended and restated financial advisory agreement. Under the terms of the new arrangement:

     o we are free to seek debt and/or equity financing in the United States or elsewhere, either directly or through any investment banking firm or broker dealer of our choosing, and the financial advisory services to be provided by Strategic Development Partners are limited only to a proposed offering of our equity or equity type securities on the Alternative Investment Market (AIM) of the London Stock Exchange, which offering we do not intend to proceed with, if at all, until 2005;

     o if we complete an offering of our securities on the AIM through Strategic Development Partners at any time on or before June 30, 2005, in addition to a cash finders fee equal to $100,000 plus 5% of the gross proceeds received and warrants to purchase 5% of the securities we may sell at an exercise price of 110% of the per share offering price, we will issue to Strategic Development Partners, for $1,125, an aggregate of 1,125,000 shares of our common stock in lieu of the 1,142,857 shares of common stock in the original financial advisory agreement, which were never issued. In addition, if we receive proceeds of $2.5 million or more from the AIM financing, Strategic Development Partners would be entitled to receive warrants to purchase up to an additional 1,000,000 of our shares at an exercise price equal to $0.35 per share, and we will engage Strategic Development Partners as a financial consultant for a period of two years following completion of the AIM financing and pay $15,000 per month under such consulting agreement; and

     o we have no obligation to either proceed with or complete the proposed AIM financing; however, if our board of directors determines, in the exercise of its sole discretion, not to seek an AIM financing, or we do not otherwise complete such AIM financing by June 30, 2005, we would be obligated to pay Strategic Development Partners as a "breakup" fee, 1,125,000 shares of our common stock for $1,125.


POTENTIAL LIABILITY FOR POSSIBLE VIOLATIONS OF SECTION 5 OF THE SECURITIES ACT ARISING FROM THE INTEGRATION OF CERTAIN 2004 FINANCINGS WITH THIS OFFERING.
As discussed under the heading "RISK FACTORS" (see page 5 thereof) it is possible that certain of the transactions discussed above may be integrated with this public offering and that these transactions, which occurred prior to the effective date of our registration statement, may be in violation of Section 5 of the Securities Act of 1933, as amended. We and our counsel believe that each of these transactions were exempt from registration under Regulation D of the Securities Act and should not be integrated, either individually or in the aggregate, with this public offering. If it were ultimately determined that any of our May and June 2004 financing transactions is required to be integrated with this public offering, such investors may have the right to rescind such transactions and we may be liable for penalties and/or damages.

PART II

ITEM 1.

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our shares of common stock are quoted on the Over-the-Counter Pink Sheets under the symbol "UTXG", but does not trade on such market. Immediately prior to the filing of this registration statement, an aggregate of 17,468,391 shares of our common stock were issued and outstanding and held by approximately 1,020 holders of record.

         There are 10,240,543shares of our common stock that are subject to outstanding options or warrants to purchase, or notes convertible into, common stock, not including shares of common stock issuable upon exercise of warrants that may be issued to our placement agent upon completion of our public offering.

         There are 705,791 shares of our common stock that are not restricted by Rule 144 because they are in the public float. Resales of 16,762,600 shares of our issued and outstanding shares of common stock are restricted under Rule 144 absent registration. Of the 10,792,600 shares of our common stock that were issued pursuant to the share exchange with the security holders of Corporate Sports, there are 96,795 shares that are not held by affiliates and may be traded without restriction around November 2005, which is approximately two years after the issuance of the shares. Of the 825,000 shares of our common stock that were issued upon exercise of warrants after the consummation of the share exchange, there are 417,500 shares that are not held by affiliates and may be traded without restriction between May 2005 and November 2005. There are 8,423,913 shares of our common stock for which we have agreed to register in our current Form SB-2, including 3,428,571 shares issuable upon conversion of an aggregate of $1.2 million of notes, and an additional 1,125,000 shares of our common stock and 4,385,714 shares issuable upon exercise of warrants that we have agreed to register for resale by no later than approximately four months after the date of our prospectus contained in the Form SB-2. There are up to 16,000,000 shares that have been proposed to be publicly offered for cash.

         There are 705,791 shares of common stock that are in the public float.

         DIVIDEND POLICY

         We have never paid or declared cash or stock dividends on our common stock. The payment of cash dividends, if any, is at the discretion of our board of directors and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain any future earnings for use in our business.

         SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS OF SEPTEMBER 30, 2003.

---------------------------------------------------------------------------------------------
                         Number of securities to   Weighted-average      Number of securities
                         be issued upon exercise   exercise price of     remaining available
                         of outstanding options,   outstanding options,  for future issuance
                         warrants and rights       warrants and rights   under equity
                                                                         compensation plans
---------------------------------------------------------------------------------------------
Equity compensation
plans approved by                 None                  - - -                  None
security holders
---------------------------------------------------------------------------------------------
Equity compensation
plans not approved                None                  - - -                  None
by security holders
---------------------------------------------------------------------------------------------
Total                             None                  - - -                  None
---------------------------------------------------------------------------------------------

ITEM 2.

                                LEGAL PROCEEDINGS

         We are not a party to any material legal proceedings, nor are any legal proceedings pending or threatened, other than those arising in the ordinary course of business.

ITEM 3.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On December 26, 2003, upon receipt of approval of our Board of Directors, we engaged Vitale, Caturano & Company, P.C., to serve as our independent certified public accountants for purposes of auditing our financial statements. Because we were inactive since 1999 and had no assets, liabilities, operations or transactions since 1999, we did not engage independent certified public accountants prior to this engagement.

ITEM 4.
                     RECENT SALES OF UNREGISTERED SECURITIES

         On November 13, 2003, the security holders of Corporate Sports Incentives, Inc. consummated the transactions contemplated by a share exchange agreement (the "Share Exchange Agreement"), dated as of October 31, 2003, between Utix Group, Inc. (then known as Chantal Skin Care Corporation) ("Utix"), Corporate Sports Incentives Inc., a privately-held New Hampshire corporation ("Corporate Sports"), the former principal shareholder of Utix, and the stockholders of Corporate Sports. The parties to the Share Exchange Agreement relied on the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. Under the terms of the Share Exchange Agreement:

     o the 111.5 then outstanding shares of common stock of Corporate Sports were exchanged for an aggregate of 10,792,600 shares of Utix common stock, and the 27.82673 additional shares of Corporate Sports common stock reserved for issuance upon conversion of convertible notes or exercise of outstanding Corporate Sports warrants and options (collectively, "Share Equivalents") were exchanged for an aggregate of 2,707,401 Share Equivalents of Utix;

     o   Corporate Sports became a wholly-owned subsidiary of Utix;

     o the former principal shareholder of Utix transferred to the Rubin Family Irrevocable Stock Trust (the "Rubin Trust") and Nexgen Holdings Corp., of which Guy Cohen is President and sole shareholder, in equal amounts, a total of 3,750,000 shares of Utix common stock, or 85.3% of the shares then owned by the former principal shareholder of Utix. In March 2004, Nexgen sold all of its equity in Utix to Mr. Pensley, and in May 2004, Utix agreed to repurchase 1,500,000 of the 2,470,000 shares then owned by Mr. Pensley for $1,500 and to issue to Mr. Pensley a five year warrant to purchase 750,000 shares of common stock at an exercise price of $0.15 per share;

     o The Rubin Trust and the stockholders of Corporate Sports agreed not to sell any of their Utix shares for a minimum of one year; and

     o The Rubin Trust agreed to vote its shares of Utix common stock in such manner as our board of directors shall determine in appointing nominees to the board of directors.

         In March and April of 2003, Corporate Sports entered into a one-year line of credit in an aggregate amount of $225,000 with three lenders. Corporate Sports is entitled to draw on the line of credit at its discretion so long as no event of default exists under the agreement. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. As additional consideration under the line of credit, Corporate Sports issued five year warrants to purchase an aggregate of 1.125 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports was cancelled and exchanged for a new 7% bridge note in an aggregate amount of $225,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase an aggregate of 108,894 shares of our Common Stock at an exercise price of $0.207 per share. The securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at the lender's option after December 2004. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. In consideration for the loan extension, the lenders received warrants entitling them to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $.001 per share. In June 2004, holders of $125,000 of 7% bridge notes agreed to convert such notes, at $.35 per share, into 357,143 shares of our common stock upon effectiveness of our registration statement.

         Beginning in July 2003, Corporate Sports issued convertible notes in an aggregate amount of $470,000, which accrue interest at the rate of 9% per annum and mature in 2006. As additional consideration for providing this loan, the lenders received five year warrants to purchase an aggregate of 9.4 shares of common stock of Corporate Sports. Pursuant to the Share Exchange Agreement described above in "Certain Relationships and Related Transactions", the note issued by Corporate Sports was cancelled and exchanged for a note issued by Utix under the same terms and conditions as the original note issued by Corporate Sports, and the warrants were exchanged for warrants to purchase an aggregate of 909,869 shares of our Common Stock at an exercise price of $0.517 per share. The securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. The note is unconditionally guaranteed by Corporate Sports and is convertible into an aggregate of 1,091,843 shares of our common stock at the lender's option after December 2004. We can prepay the note prior to one year after the issue date of the note by providing the lender thirty-days notice and paying a 10% premium. Prior to the issuance of the 15% notes described below, the note holders agreed to fully subordinate his or her right to payment under his or her 9% note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, the note holders shall be entitled to receive regularly scheduled payments of principal and interest under the 9% notes. In June 2004, holders of all $470,000 of the 9% notes agreed to convert such notes, at $.35 per share, into 1,342,857 shares of our common stock upon effectiveness of our registration statement. In partial consideration for such conversion, we agreed to reduce the $0.517 exercise price of warrants to purchase 1,342,857 shares of our common stock to $0.35 per share.

         Pursuant to terms of the Share Exchange Agreement described above, we issued beginning in November 2003 an aggregate of $825,000 of 7% bridge notes due November 2004, inclusive of the $225,000 line of credit facility described above. The securities were issued in reliance upon the exemption set forth of
Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. As additional consideration for providing the loan, the lenders received warrants entitling them to purchase an aggregate of 825,000 shares of our common stock at an exercise price of $.001 per share. Pursuant to an agreement in June 2004, holders of $280,000 of such 7% bridge notes (including holders of $125,000 of the $225,000 line of credit) converted their notes into 800,000 shares of our common stock upon effectiveness of our registration statement. Furthermore, pursuant to an agreement in June 2004, four of the holders of the notes issued in November 2003 aggregating $300,000 agreed to extend the maturity date of the notes to October 1, 2005 in exchange for us allowing them, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that noteholders will receive at least 100% of the principal and interest on resale of the shares. In August 2004, these four note holders agreed to rescind the agreement to extend the maturity date ab initio.

         In February 2004, an additional aggregate amount of $350,000 of 7% bridge notes were issued to three persons, including certain one of our principal stockholders. Such notes accrue interest at the rate of 7% per annum and are due and payable on the earlier of November 30, 2004 or out of any net proceeds in excess of $3.0 million that we may receive in connection with this offering or any other equity type financings consummated prior to November 30, 2004. We also issued to the lenders warrants entitling them to purchase 350,000 shares of our common stock at an exercise price of $0.10 per share. The warrants are subject to certain anti-dilution provisions, including weighted average anti-dilution adjustment in the event we issue and sell common stock or securities convertible or exercisable for common stock at a price less than $0.30 per share. Under certain conditions, we have the right to repurchase such warrants for $.01 each on 30 days prior written notice (subject to the holders right to exercise). Pursuant to an agreement in June 2004, two of the noteholders aggregating $250,000 agreed to extend the maturity date of the notes to October 1, 2005 in exchange for us allowing them, at any time prior to October 1, 2005, to convert the notes at $.35 per share, subject to weighted average anti-dilution protection in the event that we issue shares of our common stock or notes or other securities convertible or exercisable for common stock at a conversion or exercise price below $0.35 per share, and for our agreement to register the shares issuable upon such conversion in our registration statement. In addition, if the average trading price of our common stock, as traded on the OTC-Bulletin Board or any other securities exchange, shall be equal to or greater than $0.70 per share for the 30 consecutive trading days immediately prior to the maturity date, on the maturity date, we can pay the notes either in cash or in shares of our common stock at $0.35 per share; provided that noteholders will receive at least 100% of the principal and interest on resale of the shares. In August 2004, these two note holders agreed to rescind the agreement to extend the maturity date ab initio.

         In April and May 2004 we issued secured subordinated notes for an aggregate amount of $460,000 to six persons, including certain officers, directors and other affiliates, that are due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. Prior to the issuance of the 15% notes described below, the note holders agreed to fully subordinate his or her right to payment under his or her 10% note and any security interest or lien securing such note to the payment in full of the principal and interest accrued on the 15% notes; provided, however, that for so long as no event of default under the 15% notes shall occur and be continuing, the note holders shall be entitled to receive regularly scheduled payments of principal and interest under the 10% notes. The notes have a provision requiring the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person. Pursuant to an agreement in June 2004, the holders of $440,000 of the 10% notes converted such notes, at $.35 per share, into 1,285,714 shares of our common stock upon effectiveness of our registration statement.

         In May 2004, we issued secured 15% notes for an aggregate of $1,534,500 to 11 persons, some of whom were current shareholders of the Company. The notes are due in May 2005 and bear interest at the rate of 15% per annum, payable quarterly. The notes are subject to mandatory prepayment prior to such maturity date, out of 50% of the net proceeds, if any, in excess of $2.5 million that we may derive from any one or more equity financings. If we prepay the notes after November 28, 2004, we are also obligated to pay as a premium one year's interest on the then outstanding balance of the notes, less any interest previously paid. The notes are secured by a priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, which is senior to an aggregate of $1,405,000 of our notes that we issued between March 2003 and April 2004. We also issued to the lenders five year warrants entitling them to purchase 4,384,286 shares of our common stock at an exercise price of $0.35 per share. Commencing one year from the effective date of a registration statement covering the shares issuable upon exercise of the warrants, we have the right to repurchase such warrants for $.01 each on 60 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:

     o Our common stock trades on the NASD Over-The-Counter Bulletin Board or another national securities exchange;

     o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption, shall equal or exceed 200% of the exercise price of the warrants;

     o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements; and

     o The average of the dollar value of our shares of common stock that trade on any securities exchange for the 60 trading days prior to the date we elect to redeem the warrants shall equal or exceed $75,000.

In connection with the sale of the 15% notes, we paid a $114,000 finders fee to Great Court Capital, LLC and issued warrants to purchase 500,000 of our shares at an exercise price of $0.25 per share to an unaffiliated third party in consideration for introducing us to Great Court Capital, LLC.

         In May 2004, we entered into a financial advisory agreement with Strategic Development Partners, LLC, an affiliate of Great Court. Under the terms of the advisory agreement, Strategic Development Partners agreed to assist us in connection with our marketing efforts and in introducing us to investment bankers and/or broker/dealers who may assist us in the sale of our securities in the United States and Europe. We agreed to issue to Strategic Development Partners, for $1,143, a total of 1,142,857 shares of our common stock and paid Strategic Development Partners $75,000. We had the right to cancel the agreement at any time after July 28, 2004 on 30 days notice. In July 2004 we notified Strategic Development Partners of our intention to cancel the financial advisory agreement. On August 9, 2004, we renegotiated a new arrangement with Strategic Development Partners, as evidenced by an amended and restated financial advisory agreement. Under the terms of the new arrangement:

     o we are free to seek debt and/or equity financing in the United States or elsewhere, either directly or through any investment banking firm or broker dealer of our choosing, and the financial advisory services to be provided by Strategic Development Partners are limited only to a proposed offering of our equity or equity type securities on the Alternative Investment Market (AIM) of the London Stock Exchange, which offering we do not intend to proceed with, if at all, until 2005;

     o if we complete an offering of our securities on the AIM through Strategic Development Partners at any time on or before June 30, 2005, in addition to a cash finders fee equal to $100,000 plus 5% of the gross proceeds received and warrants to purchase 5% of the securities we may sell at an exercise price of 110% of the per share offering price, we will issue to Strategic Development Partners, for $1,125, an aggregate of 1,125,000 shares of our common stock in lieu of the 1,142,857 shares of common stock in the original financial advisory agreement, which were never issued. In addition, if we receive proceeds of $2.5 million or more from the AIM financing, Strategic Development Partners would be entitled to receive warrants to purchase up to an additional 1,000,000 of our shares at an exercise price equal to $0.35 per share, and we will engage Strategic Development Partners as a financial consultant for a period of two years following completion of the AIM financing and pay $15,000 per month under such consulting agreement; and

     o we have no obligation to either proceed with or complete the proposed AIM financing; however, if our board of directors determines, in the exercise of its sole discretion, not to seek an AIM financing, or we do not otherwise complete such AIM financing by June 30, 2005, we would be obligated to pay Strategic Development Partners as a "breakup" fee, 1,125,000 shares of our common stock for $1,125.

POTENTIAL LIABILITY FOR POSSIBLE VIOLATIONS OF SECTION 5 OF THE SECURITIES ACT ARISING FROM THE INTEGRATION OF CERTAIN 2004 FINANCINGS WITH THIS OFFERING.
As discussed under the heading "RISK FACTORS" (see page 5 thereof) it is possible that certain of the transactions discussed above may be integrated with this public offering and that these transactions, which occurred prior to the effective date of our registration statement, may be in violation of Section 5 of the Securities Act of 1933, as amended. We and our counsel believe that each of these transactions were exempt from registration under Regulation D of the Securities Act and should not be integrated, either individually or in the aggregate, with this public offering. If it were ultimately determined that any of our May and June 2004 financing transactions is required to be integrated with this public offering, such investors may have the right to rescind such transactions and we may be liable for penalties and/or damages.


ITEM 5.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides for indemnification of our officers, directors, employees and agents. Under our certificate of incorporation and bylaws, we will indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, any of our directors, officers, agents or employees against all expense, liability and loss reasonably incurred or suffered by such person in connection with activities on our behalf. We have been informed that in the opinion of the Commission, indemnification for liabilities arising under the Securities Act, which may be permitted to our directors, officers or control persons pursuant to our certificate of incorporation and by-laws, is against the public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


CONSOLIDATED FINANCIAL STATEMENTS



Nine Months Ended June 30, 2004 and 2003
  and Years Ended September 30, 2003 and 2002

                       UTIX GROUP, INC. (FORMERLY KNOWN AS
                       CORPORATE SPORTS INCENTIVES, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                        ---------------------------------
              Nine Months Ended June 30, 2004 and 2003 (unaudited)
                  and Years Ended September 30, 2003 and 2002

================================================================================

                                    CONTENTS

                                                                            PAGE
                                                                            ----
Independent Auditor's Report .............................................    1

Financial Statements:

Consolidated Balance Sheets ..............................................  2-3

Consolidated Statements of Operations ....................................    4

Consolidated Statements of Stockholders' Deficit and Comprehensive
Income (Loss) ............................................................    5

Consolidated Statements of Cash Flows ....................................    6

Notes to Consolidated Financial Statements ............................... 7-26

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Utix Group, Inc. (formerly known as
Corporate Sports Incentives, Inc.)
Burlington, Massachusetts

We have audited the accompanying consolidated balance sheets of Utix Group, Inc. (formerly known as Corporate Sports Incentives, Inc.) (the Company) (a New
Hampshire corporation) as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' deficit and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency and a net stockholders' deficit, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note
2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ VITALE, CATURANO & COMPANY, P.C.
------------------------------------
VITALE, CATURANO & COMPANY, P.C.

February 12, 2004
Boston, Massachusetts

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Consolidated Balance Sheets
September 30, 2002 and 2003 and June 30, 2004
--------------------------------------------------------------------------------

                                                       September 30,      September 30,        June 30,
                                                           2002               2003               2004
                                                     -------------------------------------------------------
ASSETS                                                                                        (Unaudited)
Current assets:
Cash and cash equivalents                              $     75,162     $    145,476        $   1,604,181
Certificates of deposit                                     327,439               --                   --
Accounts receivable, net                                     62,900          138,475              115,032
Inventory                                                    22,640           12,480              392,609
Marketable securities - available for sale                   76,218               --                    -
Prepaid expenses                                             76,762               --              235,386
                                                     -----------------------------------------------------
Total current assets                                        641,121          296,431            2,347,208
                                                     -----------------------------------------------------

Property and equipment:

Equipment                                                   130,008          164,903              413,353
Furniture and fixtures                                       24,447           39,447               43,173
                                                     -----------------------------------------------------
                                                            154,455          204,350              456,526
Less - accumulated depreciation                              84,381          113,191              146,161
                                                     -----------------------------------------------------
Property and equipment, net                                  70,074           91,159              310,365
                                                     -----------------------------------------------------

Other assets                                                 30,550           15,550               18,288
                                                     -----------------------------------------------------




Other assets                                           $    741,645     $    403,140        $   2,675,861
                                                     =====================================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Consolidated Balance Sheets
September 30, 2002 and 2003 and June 30, 2004
--------------------------------------------------------------------------------


                                                                           September 30,   September 30,     June 30,
                                                                               2002            2003            2004
                                                                          ---------------------------------------------
LIABILITIES AND STOCKHOLDERS' DEFICIT                                                                       (Unaudited)
Current liabilities:
  Current maturities of notes payable                                     $        --      $        --       $2,446,420
  Current maturities of notes payable to related parties                           --          225,000          361,524
  Current maturities of capital lease obligations                                  --            8,267           16,908
  Accounts payable                                                            114,008          211,155          844,749
  Accrued expenses                                                            108,516          103,686          399,859
  Customer deposits                                                           344,507          372,087          730,695
  Deferred revenue                                                            819,987          732,123        1,252,734
                                                                          ---------------------------------------------
       Total current liabilities                                            1,387,018        1,652,318        6,052,889
                                                                          ---------------------------------------------

Long-term liabilities:
  Notes payable - less current maturities                                          --          345,000          395,000
  Notes payable to related parties - less current maturities                       --           75,000           75,000
  Capital lease obligations - less current maturities                              --           16,028           31,020
                                                                          ---------------------------------------------
       Total long-term liabilities                                                 --          436,028          501,020
                                                                          ---------------------------------------------

Commitments and contingencies

Stockholders' deficit:
  Preferred stock, $.001 par value, 10,000,000 shares authorized;
    no shares issued and outstanding                                               --               --               --
  Common stock, $0.001 par value, 50,000,000 shares authorized;
    10,792,600 and 9,098,693 shares issued and outstanding at
    September 30, 2003 and 2002, respectively; 17,468,391 shares
    issued and outstanding at June 30, 2004, respectively                       9,099           10,792           17,468
  Additional paid in capital                                                  (37,740)          18,914          622,952
  Accumulated deficit                                                        (619,005)      (1,714,912)      (4,518,468)
  Accumulated other comprehensive income                                        2,373               --               --
                                                                          ---------------------------------------------
       Total stockholders' deficit                                           (645,273)      (1,685,206)      (3,878,048)
                                                                          ---------------------------------------------

    Total liabilities and stockholders' deficit                              $741,745         $403,140       $2,675,861
                                                                          =============================================




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Consolidated Statements of Operations
Years Ended September 30, 2002 and 2003 and the Nine Months Ended June 30, 2004 and 2003

================================================================================

                                                                   For the years                   For the nine
                                                                ended September 30,             months ended June 30,
                                                                  2002          2003           2003              2004
                                                             ------------------------------------------------------------
                                                                                            (Unaudited)       (Unaudited)
Net revenues                                                $ 2,278,148    $  2,311,786    $  1,697,766     $  1,545,571

Cost of revenue                                               1,484,185       1,494,445       1,065,774        1,078,740
                                                            ------------------------------------------------------------

    Gross profit                                                793,963         817,341         631,992          466,831

  Selling and administrative expenses                         1,195,879       1,860,987       1,363,810        3,080,695
                                                            ------------------------------------------------------------

    Loss from operations                                       (401,916)     (1,043,646)       (731,818)      (2,613,864)
                                                            ------------------------------------------------------------

Other income (expense):
  Investment income, net                                         10,932           8,319           8,075               --
  Gain (loss) on sale of marketable securities                  (11,038)          1,202             118               --
  Interest expense                                                   --         (61,782)        (10,127)        (189,692)
  Loss on disposal of property and equipment                     (1,468)             --              --               --
                                                            ------------------------------------------------------------
                                                                 (1,574)        (52,261)         (1,934)        (189,692)
                                                            ------------------------------------------------------------

    Loss before provision (benefit) for income taxes           (403,490)     (1,095,907)       (733,752)      (2,803,556)
                                                            ------------------------------------------------------------

Provision (benefit) for income taxes                                 --              --              --               --
                                                            ------------------------------------------------------------

    Net loss                                                $  (403,490)   $ (1,095,907)   $   (733,752)    $ (2,803,556)
                                                            ============================================================

Net loss per share:
  Basic and diluted                                         $     (0.04)   $      (0.11)   $      (0.07)    $      (0.17)
                                                            ============================================================

Weighted average number of shares outstanding:
  Basic and diluted                                           9,098,693      10,369,123      10,227,965       16,134,925
                                                            ============================================================



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)
Consolidated Statements of Stockholders' Deficit and Comprehensive Income (Loss) Years Ended September 30, 2002 and 2003 and the Nine Months Ended June 30, 2004

------------------------------------------------------------------------------------------------------------------------------------


                                                                        Preferred Stock          Common Stock        Additional
                                                     Comprehensive    -------------------------------------------      Paid in
                                                     Income (Loss)      Shares   Amount       Shares       Amount      Capital
                                                     ------------------------------------------------------------------------------
Balance, September 30, 2001                                               --      $ --      9,098,693     $ 9,099     $ (37,740)

Net loss                                             $   (403,490)

Unrealized gain on securities                              14,527
                                                     ------------------------------------------------------------------------------

Comprehensive income (loss)                          $   (388,963)
                                                     =============

Balance, September 30, 2002                                               --        --      9,098,693       9,099       (37,740)

Net loss                                             $ (1,095,907)                                              --

Issuance of stock exchanged for services                        --                          1,693,907       1,693        56,654

Reclassification adjustment                                (2,373)                                              --
                                                     ------------------------------------------------------------------------------

Comprehensive income (loss)                          $ (1,098,280)
                                                     =============

Balance, September 30, 2003                                               --      $ --     10,792,600    $ 10,792      $ 18,914

Net Loss                                             $ (2,803,556)                  --              --          --            --

November 13, 2003 Share Exchange (See Note 1)                   --                  --      5,350,791       5,351        (5,351)

Exercise of warrants                                            --                  --      1,325,000       1,325             --

Issuance of warrants exchanged for services                     --                  --              --          --      161,910

Issuance of common stock warrants                               --                  --              --          --      447,479
                                                     ------------------------------------------------------------------------------

Comprehensive income (loss)                          $ (2,803,556)
                                                     =============

Balance, June 30, 2004 (unaudited)                                        --      $ --     17,468,391    $ 17,468     $ 622,952
                                                                     ==============================================================


                                                                        Accumulated
                                                                           Other            Total
                                                     Accumulated       Comprehensive     Stockholders'
                                                       Deficit         Income (Loss)        Deficit
                                                     -------------------------------------------------
Balance, September 30, 2001                          $  (215,515)         $ (12,154)     $   (256,310)

Net loss                                                (403,490)                 --         (403,490)

Unrealized gain on securities                                  --            14,527            14,527
                                                     -------------------------------------------------

Comprehensive income (loss)


Balance, September 30, 2002                             (619,005)             2,373          (645,273)

Net loss                                             $(1,095,907)                 --       (1,095,907)

Issuance of stock exchanged for services                       --                 --           58,347

Reclassification adjustment                                    --            (2,373)           (2,373)
                                                     -------------------------------------------------

Comprehensive income (loss)


Balance, September 30, 2003                          $(1,714,912)         $       --     $ (1,685,206)

Net Loss                                              (2,803,556)                 --     $ (2,803,556)

November 13, 2003 Share Exchange (See Note 1)                  --                 --     $         --

Exercise of warrants                                           --                 --     $      1,325

Issuance of warrants exchanged for services                    --                 --     $    161,910

Issuance of common stock warrants                              --                 --     $    447,479
                                                     -------------------------------------------------

Comprehensive income (loss)


Balance, June 30, 2004 (unaudited)                   $(4,518,468)         $       --     $ (3,878,048)
                                                     =================================================

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)
Consolidated Statements of Cash Flows
Years Ended September 30, 2002 and 2003 and the Nine Months Ended June 30, 2003 and 2004

====================================================================================================================================
                                                                                  For the years              For the nine months
                                                                               ended September 30,              ended June 30,
                                                                               2002           2003           2003           2004
                                                                           -----------    -----------    -----------    -----------
                                                                                                         (Unaudited)    (Unaudited)
Cash flows from operating activities:
  Net loss                                                                 $  (403,490)   $(1,095,907)   $  (733,752)   $(2,803,556)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization                                             22,264         28,810         20,704         32,970
      Bad debt expense                                                              --             --             --          5,000
      Loss (gain) on sale of marketable securities                              11,038         (1,202)          (118)            --
      Loss on disposal of property and equipment                                 1,468             --             --             --
      Interest expense on original issue discount                                   --             --             --         85,924
      Stock compensation                                                            --         58,347         58,347        101,947
      Changes in assets and liabilities:
        (Increase) decrease in:
          Accounts receivable                                                    2,723        (75,575)       (94,775)        18,443
          Inventory                                                             (6,148)        10,160        (13,844)      (380,129)
          Prepaid expenses                                                     (76,762)        76,762         75,977       (175,423)
          Other current assets                                                 133,757             --         15,000         (2,064)
        Increase (decrease) in:
          Accounts payable                                                     104,824         97,147            (53)       633,594
          Accrued expenses                                                      86,460         (4,830)       (18,614)       296,173
          Deferred revenue                                                      13,477        (87,864)       366,502        520,611
          Customer deposits                                                    (24,246)        27,580         82,417        358,608
                                                                           -----------    -----------    -----------    -----------
            Net cash used in operating activities                             (134,635)      (966,572)      (242,209)    (1,307,902)
                                                                           -----------    -----------    -----------    -----------

Cash flows from investing activities:
  Proceeds from redemption (purchases) of certificates of deposit             (226,304)       327,439        327,439             --
  Purchases of property and equipment                                          (18,948)        (8,895)       (23,895)      (222,981)
  Proceeds from sale of marketable securities                                       --         75,047         73,964             --
                                                                           -----------    -----------    -----------    -----------
            Net cash provided by (used in) investing activities               (245,252)       393,591        377,508       (222,981)
                                                                           -----------    -----------    -----------    -----------

Cash flows from financing activities:
  Proceeds from notes payable                                                       --        345,000             --      2,764,500
  Proceeds from related party notes payable                                         --        300,000        195,000        230,000
  Proceeds from warrant exercise                                                    --             --             --          1,325
  Loan to related party                                                             --             --             --           (675)
  Payments on capital lease obligation                                              --         (1,705)          (561)        (5,562)
                                                                           -----------    -----------    -----------    -----------
            Net cash provided by financing activities                               --        643,295        194,439      2,989,588
                                                                           -----------    -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents                          (379,887)        70,314        329,738      1,458,705

Cash and cash equivalents, beginning of period                                 455,049         75,162         75,162        145,476
                                                                           -----------    -----------    -----------    -----------

Cash and cash equivalents, end of period                                   $    75,162    $   145,476    $   404,900    $ 1,604,181
                                                                           ===========    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                                   $        --    $     1,352    $        --    $    16,595
                                                                           ===========    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Equipment acquired by capital lease obligation                           $        --    $    26,000    $    26,000    $    29,195
                                                                           ===========    ===========    ===========    ===========

  Property and equipment sold in exchange for loan receivable              $        --    $    15,000    $        --    $        --
                                                                           ===========    ===========    ===========    ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                          PAGE 7
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

1.       SHARE EXCHANGE TRANSACTION

         On  November  13,  2003,  the  security  holders  of  Corporate  Sports
         Incentives, Inc. (Corporate Sports) consummated the transactions contemplated by a share exchange agreement (the Share Exchange Agreement), dated as of October 31, 2003, between Utix Group, Inc. (then known as Chantal Skin Care Corporation) (Utix), Corporate Sports, the principal shareholder of Utix, and the stockholders of Corporate Sports. As a result of the exchange, Corporate Sports became a wholly owned subsidiary of Utix and the former security holders of Corporate Sports received an aggregate of 71.6% of the ownership interest in Utix on a fully-diluted basis. The 111.5 then outstanding shares of common stock of Corporate Sports were exchanged for an aggregate of 10,792,600 shares of Utix common stock, and the 27.8 additional shares of Corporate Sports common stock reserved for issuance upon conversion of convertible notes or exercise of outstanding Corporate Sports warrants (collectively, Share Equivalents) were exchanged for an aggregate of 2,707,401 Share Equivalents of Utix.

         Although Utix was the legal acquirer in the transaction, Corporate Sports becomes the registrant with the Securities and Exchange Commission, as under generally accepted accounting principles, the transaction will be accounted for as a reverse acquisition, whereby Corporate Sports is considered the "acquirer" of Utix for financial reporting purposes since Corporate Sports' shareholders control more than 50% of the post-transaction combined entity, the management is that of Corporate Sports after the transaction, Utix had no operations, assets or liabilities as of the transaction date and the continuing operations of the entity are those of Corporate Sports.

         Accordingly, the Company has presented in the accompanying financial statements, through the date of completion of the acquisition, prior historical financial information of Corporate Sports. It has also retroactively restated Corporate Sports historical stockholders' equity to reflect the equivalent numbers of shares of common stock received in the acquisition. All share and per share information included in the
         accompanying   financial  statements  and  notes  give  effect  to  the
         exchange.

2.       NATURE OF THE BUSINESS AND GOING CONCERN

         Utix Group, Inc. (through its subsidiary Corporate Sports Incentives, Inc. (The Company)) primarily provides prepaid experiences to consumers by offering gift tickets that are redeemable at golf courses, ski resorts, spas and other venues nationwide.


         The Company's products are offered through two distinct distribution channels including (1) sales of prepaid magnetic strip and manual plastic gift tickets to corporations and other business users (corporate) and (2) sales of prepaid magnetic strip gift tickets to retail consumers that purchase products at mass merchandise retail chains (retail).

                                                                          PAGE 8
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------


2. NATURE OF THE BUSINESS AND GOING CONCERN...continued

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company has suffered recurring losses from operations and has a net working capital deficiency and a net stockholders' deficit, that raise substantial doubt about its ability to continue as a going concern.


         Management has undertaken a number of initiatives to address the financial and operational matters noted above. The Company has raised $2,994,500 in aggregate proceeds in the form of notes payable (bridge notes) since September 30, 2003. The Company has commenced discussions to raise equity capital with the intention of repaying the bridge loans and meeting the Company's ongoing working capital requirements throughout 2004. The Company is in the process of expanding its product sales into the retail distribution channel and intends to capitalize on its enabling magnetic tape payment technology platform by offering an array of prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues.


         There can be no assurance that the Company will be successful in negotiating with existing or potential investors and creditors or in obtaining the capital necessary to continue ongoing operations. There can be no assurance that the Company will realize adequate revenue streams from its above-described new business initiatives. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INTERIM FINANCIAL INFORMATION

         The financial information as of June 30, 2004 and 2003 and for the nine months then ended is unaudited and includes all adjustments consisting only of normal recurring accruals, that management considers necessary for a fair presentation of its financial position, operating results and cash flows. Results for the nine months ended June 30, 2004 are not necessarily indicative of results to be expected for the full fiscal year ended September 30, 2004 or for any future periods.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                          PAGE 9
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

         REVENUE RECOGNITION

         The Company defers revenue for the estimated number of tickets that will ultimately be redeemed and recognizes the amount deferred as revenue (in addition to the associated cost) upon redemption. The Company analyzes its historical redemption rates for ticket sales as a basis for the estimate of the tickets that will not be redeemed. For corporate sales, revenue for estimated non-redemptions is generally recognized when the tickets are sold. If the actual number of tickets redeemed is significantly different than originally estimated, an adjustment to revenue in a particular period may be required.

         For new products and new distribution channels (primarily retail with which the Company has limited actual experience) non-redemptions are recognized as revenue upon ticket expiration which is generally one year from date of sale.

         In order to bring the magnetic strip prepaid ticket to the corporate and retail market, the Company has entered into strategic relationships with WildCard Systems, Inc. and DISCOVER/Novus. WildCard Systems provides product coding, digital functionality, processing and other services. These services include ticket manufacturing, customer service, interactive voice recognition, live agent requirements and data tracking. WildCard is reimbursed for the ticket manufacturing as well as per ticket processing fees ranging from $0.50 to $1.50 depending on the services provided. They also receive 10% of all breakage profits which equates to approximately 3% of revenue. DISCOVER/Novus provides a flexible payment rail at the merchant level. They are paid a license fee of $.135 per ticket and a redemption charge of $0.055 per redeemed ticket. There has been no such activity in the periods ended September 30, 2003 and 2002 and minimal activity in the period ended June 30, 2004.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments that subject the Company to credit risk concentrations consist of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are held at financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The Company's trade receivables result from ticket sales and reflect a broad customer base. The Company routinely assesses the financial strength of its customers and has not experienced significant losses related to accounts receivable of individual customers or groups of customers in any particular industry or geographic area. As a consequence, concentrations of credit risk are limited.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         Financial instruments held or used by the Company consist of cash and cash equivalents, certificates of deposit, marketable securities, accounts receivable, accounts payable, and notes payable. Management believes that their carrying value approximates fair value for all financial instruments at June 30, 2004, September 30, 2003 and September 30, 2002.

                                                                         PAGE 10
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an original maturity date of 90 days or less to be cash equivalents. Cash and cash equivalents are deposited in various area banks and brokerage money market accounts.

         The Company had cash of $25,005 (unaudited), $24,991 and $2,151 at a brokerage money market account at June 30, 2004, September 30, 2003 and 2002, respectively, which was insured by the Securities Investor Protection Corporation (SIPC).

         ACCOUNTS RECEIVABLE

         Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for that portion of accounts receivable considered to be uncollectible, based upon historical experience and management's evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. The allowance for doubtful accounts at June 30, 2004 was $5,000 (unaudited) and no allowance for doubtful accounts has been provided for September 30, 2003 and 2002.

         INVENTORY

         Inventory consists of non-activated tickets, directories, holograms, booklets, golf balls and accessories valued at lower of cost or market.

         MARKETABLE SECURITIES

         The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. All investment securities impacted by the guidelines of this provision must be classified as either trading, available-for-sale or held-to-maturity securities. Both trading and available-for-sale securities must be reflected in the accompanying balance sheets at their aggregate fair values, while held-to-maturity securities are recorded at amortized cost.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives range from four to seven years. Equipment under capital lease is amortized over the lesser of the asset life or the lease term.

                                                                         PAGE 11
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

         PROPERTY AND EQUIPMENT...continueD

         The Company evaluates long-lived assets such as property and equipment under Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS 144). This statement requires that long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. SFAS 144 requires (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

         COMPREHENSIVE INCOME (LOSS)

         Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of unrealized holding gains on securities and adjustments for realized gains for the years ended September 30, 2003 and 2002.

         INCOME TAXES

         The Company accounts for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax basis of assets and liabilities, and net operating loss carryforwards, using the enacted tax rates. Deferred income tax expense or benefit is based on changes in the asset or liability from period to period.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         EARNINGS (LOSS) PER SHARE

         Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year plus the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

                                                                         PAGE 12
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

         STOCK-BASED COMPENSATION
         ------------------------

         As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation under the intrinsic value method with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis. The Company's stock-based compensation plan is described more fully in
         Note 14. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION -TRANSITION AND DISCLOSURE (SFAS 148). This statement amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

         No stock-based employee compensation cost related to stock options is reflected in net loss, as all options granted in the nine months ending June 30, 2004 had an exercise price equal to, or in excess of, the market value of the underlying common stock on the date of grant. There were no stock option grants in the two years ending September 30, 2003.

         Options granted have been valued using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used for the nine months ended June 30, 2004 are as follows:

                  Risk-free interest rates                  3.18% - 3.25%
                  Expected lives                                  5 years
                  Expected volatility                              0%-50%
                  Dividend yield                                       0%
                  Weighted-average fair value of grants             $0.20

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost been recorded in accordance with SFAS 123, there would have been no change in the Company's net loss.

         During the initial phase-in period, the effects of applying SFAS 123 pro forma disclosures may not be representative of the effects on reported pro forma net loss in future years because the options granted by the Company vest over several years, and additional awards may be made in future years.

                                                                         PAGE 13
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

         STOCK-BASED COMPENSATION...continued

         The Board of Directors approved 4,000,000 as the amount of options that may be granted by the Company under the Plan. Under the Plan, the option exercise price is at least equal to the stock's fair market price on the date of grant, and the options are restricted, generally vesting ratably over periods ranging from 36 to 48 months. During the nine months ended June 30, 2004, 2,702,000 options (unaudited) were granted with exercise prices ranging from $.0.40 to $0.50, none of which were issued in the three months ended June 30, 2004. No options had been issued as of September 30, 2003.

         ADVERTISING

         The Company expenses advertising costs as incurred. Advertising expense was $98,923 and $90,191 for the nine months ended June 30, 2004 and 2003, respectively (unaudited) and $193,015 and $68,758 for the years ended September 30, 2003 and 2002, respectively.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In May 2003, the Financial Accounting Standard Board (FASB) issued SFAS No. 150, ACCOUNTING FOR CERTAIN INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of the initial recognition and initial measurement provisions of SFAS No. 150, effective June 1, 2003, did not have a material impact on the Company's results of operations or financial position.

         In April 2003, the FASB issued SFAS No. 149, DERIVATIVES AND HEDGING, an Amendment of SFAS No. 133. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative of SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FASB Interpretation
         (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENT FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 effective July 1, 2003, which did not have a material impact on the Company's results of operations or financial position.

                                                                         PAGE 14
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

         RECENT ACCOUNTING PRONOUNCEMENTS...CONTINUED

         In January 2003, the Emerging Issues Task Force (EITF), published EITF Issue No. 00-21, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF No. 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company's results of operations or financial position.

         In November 2002, the FASB issued Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's results of operations or financial position.

         In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addressed accounting for special-purpose and variable interest entities. This interpretation was effective for financial statements issued after December 31, 2002. In September 2003, the FASB issued a Staff Position to allow a deferment of the effective date to the end of the first interim or annual period ending after December 15, 2003 if certain conditions were met. In December 2003, the FASB issued Interpretation No. 46R, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses accounting for special-purpose and variable interest entities and which superseded Interpretation 46. The effective date of this interpretation is the end of the first reporting period that ends after March 15, 2004, unless the entity is considered to be a special-purpose entity in which case, the effective date is the end of the first reporting period that ends after December 15, 2003. Companies that have adopted Interpretation No. 46 prior to the effective date of Interpretation No. 46R will either continue to apply Interpretation No. 46 until the effective date of Interpretation No. 46R or apply the provisions of Interpretation No. 46R at an earlier date. The Company's adoption of Interpretation No. 46 and No. 46R did not have a material impact on the Company's consolidated financial position or results of operations.

         RECLASSIFICATION

         Certain prior period amounts have been reclassified to conform to the current year presentation.

                                                                         PAGE 15
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

4.       CERTIFICATE OF DEPOSIT

         The Company had two certificates of deposit that matured in October 2002 and January 2003 and earned interest at rates of 3.84% and 3.93%. The value of the certificates at June 30, 2004, September 30, 2003 and 2002 was $0 (unaudited), $0 and $101,624, respectively.

         The Company also had three certificates of deposit held by a brokerage firm. The value of the certificates at June 30, 2004, September 30, 2003 and 2002 was $0 (unaudited), $0 and $225,815, respectively. Interest was earned at rates of 2.3% to 3.55%.

 5.      MARKETABLE SECURITIES-AVAILABLE-FOR-SALE

         Cost and fair value of marketable securities available for sale at June 30, 2004, September 30, 2003 and 2002 are as follows:

                                                                                     Gross           Gross
                                                                    Amortized      Unrealized      Unrealized       Fair
                                                                      Cost            Gains          Losses         Value
                                                                  ------------     ------------   ------------   ------------
         JUNE 30, 2004 (UNAUDITED)
         ------------------------

         Available-for-sale Municipal Bond Mutual Fund            $         --     $              $         --   $         --
                                                                  ============     ============   ============   ============

         SEPTEMBER 30, 2003
         ------------------

         Available-for-sale Municipal Bond Mutual Fund            $        --      $              $         --  $          --
                                                                  ============     ============   ============   ============

         SEPTEMBER 30, 2002
         ------------------

         Available-for-sale Municipal Bond Mutual Fund            $    73,845      $      2,373   $         --   $     76,218
                                                                  ============     ============   ============   ============

         The change in net unrealized holding gain on securities available for sale in the amount of $14,527 has been charged to stockholders' equity for the year ended September 30, 2002.

                                                                         PAGE 16
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------


6.       PROPERTY AND EQUIPMENT

         Property and equipment at June 30, 2004 and September 30, 2003 and 2002 consisted of the following:

                                                 June 30,                 September 30,
                                                     2004             2003              2002
                                               --------------     ------------------------------
                                               (unaudited)
         Computer equipment and software       $    413,353       $    164,903      $    130,008
         Furniture and fixtures                      43,173             39,447            24,447
                                               ------------       ------------      ------------
                                                    456,526            204,350           154,455
         Less - accumulated depreciation            146,161            113,191            84,381
                                               ------------       ------------      ------------

         Property and equipment, net           $    310,365       $     91,159      $     70,074
                                               ============       ============      ============

         Depreciation expense for the nine months ended June 30, 2004 and 2003 was $32,970 and $23,045, respectively (unaudited). Depreciation expense for the years ended September 30, 2003 and 2002 was $28,810 and $22,264, respectively.

7.       RELATED PARTY TRANSACTIONS

         The Company paid management fees for administrative services to a related corporation. Total management fees expensed for the nine months ended June 30, 2004 and 2003 were $20,000 and $6,359, respectively (unaudited). Total management fees expensed for the years ended September 30, 2003 and 2002 were $6,359 and $15,898, respectively.

         The Company had loan receivables included in other assets of $15,000 as of September 30, 2002 from two of its officers, which was fully settled during fiscal 2003.

8.       NOTES PAYABLE TO RELATED PARTIES

         Notes payable to related parties including certain officers, members of the Board of Directors and an employee of the Company consisted of the following at June 30, 2004, September 30, 2003 and 2002:

                                                                  June 30,              September 30,
                                                                    2004             2003           2002
                                                               --------------    -------------  ------------
                                                                (unaudited)
         Notes payable (7% Notes), face value of $70,000
         and unamortized  discount of $3,917 at June 30,
         2004.   Interest   payable   quarterly  at  7%,
         outstanding  principal and accrued interest due
         at maturity,  through October 31, 2004,  unless
         accelerated  by an equity raise  exceeding $1.5
         million, as defined.                                     $  66,083        $      --     $      --

                                                                         PAGE 17
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------


8. NOTES PAYABLE TO RELATED PARTIES...continued

                                                                  June 30,              September 30,
                                                                    2004             2003           2002
                                                               --------------    -------------  -------------
                                                                (unaudited)
         Notes  payable  (7%  Convertible  Notes),  face
         value of $225,000 and  unamortized  discount of
         $14,559  at June  30,  2004.  Interest  payable
         quarterly  at  7%,  outstanding  principal  and
         accrued  interest  due  at  maturity,   through
         October  31,  2004,  unless  accelerated  by an
         equity  raise   exceeding   $1.5  million,   as
         defined.  The notes are  convertible  to 96,855
         shares of common stock,  at the holders request
         between  July  15,  2004  and  July  15,  2006.            210,441               --            --

         Notes  payable  (9%  Convertible  Notes),  face
         value    of    $75,000.     Interest    payable
         semi-annually at 9%, outstanding  principal and
         accrued  interest  due July 15, 2006  (maturity
         date),  collateralized  by all of the assets of
         the Company.  Each $50,000  portion of notes is
         convertible   into  116,154  shares  of  common
         stock, at the holders request between  December
         31, 2004 and July 15, 2006.                                 75,000           75,000            --

         Notes  payable  (10%  Notes),   face  value  of
         $85,000. Interest payable semi-annually at 10%,
         outstanding  principal and accrued interest due
         at maturity,  through  December 31, 2004 unless
         accelerated  by an equity raise  exceeding $3.5
         million,  as defined.  The notes are secured by
         the assets of the Company.                                  85,000          225,000            --
                                                                  ---------        ---------     ---------

                                                                    436,524          300,000            --
         Less - current maturities                                  361,524          225,000            --
                                                                  ---------        ---------     ---------
         Notes payable to related parties - less current
           maturities                                             $  75,000        $  75,000     $      --
                                                                  =========        =========     =========

                                                                         PAGE 18
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

9.       NOTES PAYABLE

         Notes payable at June 30, 2004, September 30, 2003 and 2002 consisted of the following:


                                                                  June 30,              September 30,
                                                                    2004             2003           2002
                                                               --------------    -------------  -------------
                                                                (unaudited)
         Notes   payable  (7%  Notes),   face  value  of
         $530,000 and unamortized discount of $32,075 at
         June 30, 2004.  Interest  payable  quarterly at
         7%, outstanding  principal and accrued interest
         due at  maturity,  through  October  31,  2004,
         unless accelerated by an equity raise exceeding
         $1.5 million, as defined.                                $ 497,925        $      --     $      --

         Notes  payable  (9%  Convertible  Notes),  face
         value of  $395,000 at June 30,  2004.  Interest
         payable   semi-annually   at  9%,   outstanding
         principal  and  accrued  interest  due July 15,
         2006 (maturity date),  collateralized by all of
         the assets of the Company. Each $50,000 portion
         of notes is convertible  into 116,154 shares of
         common  stock   outstanding,   at  the  holders
         request between  December 31, 2004 and July 15,
         2006.                                                      395,000          345,000            --

         Notes  payable  (10%  Notes),   face  value  of
         $375,000.  Interest  payable  semi-annually  at
         10%, outstanding principal and accrued interest
         due at  maturity,  through  December  31, 2004,
         unless accelerated by an equity raise exceeding
         $3.5 million, as defined. The notes are secured
         by the assets of the Company.                              375,000               --            --

         Notes  payable  ($350K  Notes),  face  value of
         $350,000 and unamortized discount of $20,326 at
         June 30, 2004.  Interest payable  semi-annually
         at  7%,   outstanding   principal  and  accrued
         interest is due at maturity,  November 30, 2004
         unless accelerated by an equity raise exceeding
         $3.0 million, as defined.                                  329,674               --            --

                                                                         PAGE 19
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

9.       NOTES PAYABLE...continued

                                                                  June 30,              September 30,
                                                                    2004             2003           2002
                                                               --------------    -------------  -------------
                                                                (unaudited)
         Notes  payable  (15%  Notes),   face  value  of
         $1,534,500 and unamortized discount of $290,679
         at June 30, 2004. Interest payable quarterly at
         15%, outstanding principal and accrued interest
         due at maturity,  through May 31, 2005,  unless
         accelerated  by an equity raise  exceeding $2.5
         million,  as defined.  The notes are secured by
         all assets of the Company.                               1,243,821               --            --

                                                                  2,841,420          345,000            --
         Less - current maturities                                1,927,406               --            --
                                                                  ---------        ---------     ---------

         Notes payable - less current maturities                  $ 914,014        $ 345,000     $      --
                                                                  =========        =========     =========

         Aggregate principal maturities of notes payable and notes payable to related parties due as of September 30, 2003, for years ending September 30, are as follows:

                                                                    Notes      Notes Payable to
                                                                   Payable      Related Parties     Total
                                                                  ---------    -----------------  --------
                  2004                                                   --          225,000       225,000
                  2005                                                   --               --            --
                  2006                                              345,000           75,000       420,000
                                                                  ---------        ---------     ---------
                                                                  $ 345,000        $ 300,000     $ 645,000
                                                                  =========        =========     =========

         Aggregate principal maturities of notes payable and notes payable to related parties due as of June 30, 2004 for years ending September 30, are as follows:


                                                                    Notes        Notes Payable to
                                                                   Payable        Related Parties     Total
                                                                  ---------      -----------------  --------
                                                                  (unaudited)       (unaudited)     (unaudited)
                  2004                                                    --                --             --
                  2005                                             2,446,420           361,524      2,807,944
                  2006                                               395,000            75,000        470,000
                                                                  ----------       -----------     ----------
                                                                  $2,841,420       $   436,524     $3,277,944
                                                                  ==========       ===========     ==========

         In June 2004, the Company and note holders of $10,000 of 7% notes to related parties, $155,000 of 7% notes to unrelated parties, $65,000 of 10% notes to related parties and $375,000 of 10% notes to unrelated parties agreed to add a conversion feature to the notes, contingent upon an effective registration statement. The notes are convertible into 1,728,572 shares of the Company's common stock at the holders request. The Company will record a charge for the difference between the fair value of the securities issuable upon the revised conversion terms and the fair value of the securities issuable upon the original terms, if and when such conversion occurs.

                                                                         PAGE 20
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

9.       NOTES PAYABLE...continued

         The holders of $125,000 of 7% convertible notes to related parties have agreed to convert at $.35 per share, contingent upon an effective registration statement. The original conversion price was $2.32 per share. The Company will record a charge for the difference between the fair value of the securities issuable upon the revised conversion terms and the fair value of the securities issuable upon the original terms, if and when such conversion occurs.

         The holders of the 9% convertible notes to related and unrelated parties have agreed to convert at $.35 per share contingent upon an effective registration statement. The original conversion price was $.41 per share. The Company will record a charge for the difference between the fair value of the securities issuable upon the revised conversion terms and the fair value of the securities issuable upon the original terms, if and when such conversion occurs.


         In addition, the Company offered the note holders the option to add a conversion feature to $300,000 of the 7% notes to unrelated parties in order to extend the maturity date of the notes to October 1, 2005 and to $250,000 of the $350K notes to unrelated parties in exchange for extending the maturity date of the notes to October 1, 2005. The notes would be convertible into an aggregate of 1,571,429 shares of the Company's common stock at the holders request prior to the respective maturity dates. The Company would record a charge for the difference between the fair value of the securities issued upon conversion and the carrying value of the convertible debt immediately prior to the conversion, if and when such conversion occurs.


10.      WARRANTS

         In connection with the 7% Notes and the 7% Convertible Notes described above, the Company issued detachable warrants allowing for the purchase of 825,000 shares of the Company's common stock at an exercise price of $0.001. The warrants will expire on November 13, 2008. At the date of issuance, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The proceeds of the subordinated debt agreement were allocated to the debt and the warrants based on their relative fair values. The value of the warrants which was accounted for as additional paid-in-capital in the accompanying statement of stockholders' equity during the nine months ended June 30, 2004 creates original issue discounts in the related notes payable which is amortized to interest expense over the life of the respective debt instrument. The unamortized value of the discount as of June 30, 2004 was approximately $50,550 (unaudited). Additional interest expense was approximately $73,727 (unaudited) for the nine months ended June
         30, 2004. These warrants were exercised during the quarter ended December 31, 2003.

         In addition, the holders of 7% Convertible Notes, were issued detachable warrants allowing for the purchase of 108,894 additional shares of the Company's common stock at an exercise price of $0.21 per share. These warrants will expire on November 13, 2008. The amount of proceeds received allocated to the warrant based on the fair value of the warrants on the date of issue was nominal.

                                                                         PAGE 21
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

10.      WARRANTS...continued

         In connection with the 9% Convertible Notes described above, the Company issued detachable warrants allowing for the purchase of 909,869 shares of the Company's common stock at an exercise price of $0.52 per share. The warrants will expire on November 13, 2008. The amount of proceeds received allocated to the warrant based on the fair value of the warrants on the date of issue was nominal. In June 2004, the note holders agreed to convert the 9% Convertible Notes. In exchange, the Company reduced the exercise price from $0.52 to $0.35 per share. The Company will record a charge for the difference between the fair value of the securities issuable upon the revised conversion terms and the fair value of the securities issuable upon the original terms, if and when such conversion occurs.

         In connection with the $350K Notes described above, the Company issued detachable warrants allowing for the purchase of 350,000 shares (unaudited) of the Company's common stock at $0.10 per share. The warrants will expire in February 2009. The warrants are subject to contingent repurchase rights held by the Company. At the date of issuance, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The proceeds were allocated to the debt and the warrants based on their relative fair values. The value of the warrants which was accounted for as additional paid-in-capital in the accompanying statement of stockholders' equity during the nine months ended June 30, 2004 creates original issue discounts in the related notes payable which is amortized to interest expense over the life of the respective debt instrument. The unamortized value of the discount as of June 30, 2004 was approximately $20,300 (unaudited). Additional interest expense was approximately $12,196 (unaudited) for the nine months ended June 30, 2004.

         In connection with the 15% Notes described above, the Company issued detachable warrants granting the lender the right to purchase 4,384,285 shares of common stock (unaudited) at $0.35 per share. The warrants will expire in June 2009. The warrants are subject to contingent repurchase rights held by the Company. At the date of issuance, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The proceeds were allocated to the debt and the warrants based on their relative fair values. The value of the warrants which was accounted for as additional paid-in-capital in the accompanying statement of stockholders' equity during the nine months ended June 30, 2004 creates original issue discounts in the related notes payable which is amortized to interest expense over the life of the respective debt instrument. The unamortized value of the discount as of June 30, 2004 was approximately $290,700 (unaudited). In connection with the issuance, the Company paid a fee to an unrelated party of $114,000 (unaudited) and agreed to issue warrants to a different unrelated party, granting the holder the right to purchase 500,000 shares of common stock (unaudited) at $0.25 per share. At the date the financing was consummated, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The value of the warrants to be issued of approximately $60,000 (unaudited) was recorded as a deferred financing cost that will be amortized over the life of the underlying debt instrument.

                                                                         PAGE 22
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

10.      WARRANTS...continued

         On November 13, 2003, in exchange for services performed, the Company issued warrants to purchase 500,000 common shares of the Company stock at an exercise price of $0.001 and warrants to purchase 96,795 common shares of the Company stock at an exercise price of $0.21. The warrants will expire on November 13, 2008. At the date of issuance, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The value of the warrants was accounted for in the accompanying statement of stockholders' equity during the nine months ended June 30, 2004. Compensation expense of approximately $102,000 (unaudited) was recorded during the nine months ended June 30, 2004 in the accompanying statement of operations. These warrants were exercised during the six months ended March 31, 2004.

 11.     INCOME TAXES

         The Company did not record a provision (benefit) from federal or state income taxes for the years ended September 30, 2003 and 2002 because the Company is in a net operating loss carryforward position and the realization of any future benefit is uncertain.

         The  Company's  combined  effective  income  tax  provision   (benefit)
         differed from the U.S. federal statutory income tax provision (benefit) as set forth below:

                                                                              September 30,         September 30,
                                                                                   2003                 2002
                                                                             --------------        -------------
              Federal income tax benefit computed
                 at the statutory rate                                       $    (372,608)        $    (137,187)
              State income tax benefit, net of
                 federal benefit                                                   (68,714)              (25,298)
              Other                                                                (31,436)                    -
              Change in valuation allowances                                       472,758               162,485
                                                                             -------------         -------------
              Income tax provision (benefit)                                 $          --         $          --
                                                                             =============         =============
         Significant  components of the Company's deferred tax assets,  deferred tax  liabilities,  and  deferred  tax  asset  valuation  allowances  at
         September 30, 2003 and 2002 are as follows:

                                                                                  2003                  2002
                                                                             -------------         -------------
              Deferred tax assets:

                 Deferred revenue                                            $     103,181         $      41,152
                 Net operating loss carryforwards                                  574,207               162,050
                 Other                                                              19,405                20,833
                                                                             -------------         -------------
                 Total deferred tax assets                                         696,793               224,035
                 Less - valuation allowance                                       (696,793)             (224,035)
                                                                             -------------         -------------

                 Total deferred tax liabilities                                         --                    --
                                                                             -------------         -------------

                 Net deferred tax asset                                      $          --         $          --
                                                                             =============         =============

                                                                         PAGE 23
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

 11.     INCOME TAXES...continued

         For tax return purposes, the Company had approximately $1,426,000 federal and $1,412,000 state net operating loss carryforwards as of September 30, 2003, which expire in the years 2012 through 2022 and 2004 through 2008, respectively. The Company may be subject to limitations under Section 382 of the Internal Revenue Code as a result of the transaction described in Note 1. A valuation allowance has been established for certain future income tax benefits related to income tax loss carryforwards and temporary tax adjustments based on an assessment that it is more likely than not that these benefits will not be realized.

12.      CAPITAL LEASE OBLIGATIONS

         During the year ended September 30, 2003, the Company entered into a lease arrangement with a third-party for computer equipment. The Company accounts for the lease as a capital lease over a 3-year term with final payment due May 2006. The lease is payable in monthly installments of $924 including interest at 16.8% and is collateralized by certain software and personally guaranteed by the President of the Company. As of September 30, 2003, the amount of assets acquired under the lease totaled $26,000. Accumulated amortization related to these assets total $5,056 at September 30, 2003, respectively. Amortization of assets held under capital leases is included in depreciation expense.

         Future minimum lease payments for the years ending September 30, are as follows:

                  2004                                           $     11,398
                  2005                                                 11,398
                  2006                                                  7,599
                                                                 ------------
                  Net minimum lease payments under leases              30,395
                  Less - amount representing interest                   6,100
                                                                 ------------

                  Present value of net minimum lease payments    $     24,295
                                                                 ============

13.      LEASE COMMITMENT

         The Company leases office space from an unrelated party under an operating lease expiring on September 30, 2005. Total rent expense for the lease was approximately $36,274 and $30,135 for the nine months ended June 30, 2004 and 2003 (unaudited) and $36,400 and $34,200 for the years ended September 30, 2003 and 2002, respectively.

         Future minimum lease payments for the years ending September 30, are as follows:

                  2004                                           $     48,365
                  2005                                                 48,365
                                                                 ------------

                                                                 $     96,730
                                                                 ------------

                                                                         PAGE 24
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

14.      STOCK COMPENSATION AND OPTION PLAN

         During 2003, the Company accelerated the vesting of 1,451,920 shares of restricted common stock originally granted to an officer of the Company as part of an employment agreement. The Company also granted 241,987 shares to a consultant for services performed. The Company recorded an aggregate of $58,347 of compensation expense related to the issuance of these shares.

         On November 13, 2003, the Company's Board of Directors approved a stock-based equity incentive plan (the Plan) under which certain employees, directors and consultants, who significantly contribute to the success of the Company, may be granted options to purchase the Company's common stock. The Plan generally provides options (incentive and nonstatutory). The Plan is administered by the Compensation Committee of the Board of Directors, which will select participants and determine the terms and conditions of the awards. In order to preserve a recipient's rights under an award in the event of a change in control of the Company, the vesting of the outstanding options automatically accelerates relating to the exercise or payment of the award.

15.      EARNINGS PER SHARE

         Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for all periods presented. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the periods ended June 30, 2004, September 30, 2003 and 2002, potentially dilutive shares were excluded from the calculation of diluted loss per share because of their anti-dilutive effect.

                                                                         PAGE 25
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------


 15. EARNINGS PER SHARE ...continued

         The following table is the computation of basic earnings per common share and diluted earnings per common share:

                                                 Nine Months Ended                           Year Ended
                                           June 30,               June 30,       September 30,        September 30,
                                             2004                   2003             2003                 2002
                                        ---------------     ----------------     ---------------      ---------------
                                         (unaudited)            (unaudited)
Net loss                                 $ (2,803,556)          $ (733,752)       $ (1,095,907)          $ (403,490)
                                         =============          ===========       =============          ===========

Weighted-average common shares
   and equivalents outstanding
   basic and diluted                        16,134,925           10,227,965          10,369,123            9,098,693
                                         =============          ===========       =============          ===========
Basic and diluted net loss per
   common share                            $    (0.17)           $   (0.07)         $    (0.11)           $   (0.04)
                                         =============          ===========       =============          ===========

Number of shares underlying
   warrants excluded in
   calculation of diluted
   earnings per share due to
   anti-dilutive effects                     6,349,843                   --           1,451,919                   --
                                         =============          ===========       =============          ===========

Number of shares underlying
   convertible debt excluded in
   calculation of diluted
   earnings per share due to
   anti-dilutive effects                     1,188,700                   --             975,690                   --
                                         =============          ===========       =============          ===========

Number of shares underlying
   contingently convertible debt
   excluded in calculation of
   diluted earnings per share due
   to anti-dilutive effects                  3,471,675                   --                  --                   --
                                         =============          ===========       =============          ===========

Number of shares underlying
   options excluded in
   calculation of diluted
   earnings per share due to
   anti-dilutive effects                     2,702,000                   --                  --                   --
                                         =============          ===========       =============          ===========


16.      RETIREMENT PLAN

         The Company has a Simple Retirement Plan (SRA) covering substantially all employees. The plan allows participants to elect to defer up to 100% of their compensation to a maximum of the amount legally allowed. The Company matches 100% of participant deferrals, up to 3% of their salary. The employer's contribution for the quarters ended June 30, 2004 and 2003 was $6,387 and $6,766, respectively (unaudited), and for the years ended September 30, 2003 and 2002 was $8,882 and $6,582, respectively.

                                                                         PAGE 26
UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Consolidated Financial Statements
Nine Months Ended June 30, 2004 and 2003
and Years Ended September 30, 2003 and 2002

--------------------------------------------------------------------------------

17.      SUBSEQUENT EVENTS (UNAUDITED)

         ADVISORY AGREEMENT


         In August 2004, the Company entered into an amended and restated financial advisory agreement with an unrelated third party. Under the agreement, the third party will assist the Company in raising additional proceeds either through the sale of equity securities or the issuance of debt on the Alternative Investment Market (AIM) of the London Stock Exchange. The Company agreed to pay the third party $150,000 over a six month period beginning January 1, 2005. The case retainer fee will be expensed over the minimum service period beginning January 1, 2005.

         The Company also agreed to issue 1,125,000 shares of its common stock for $.001 per share or $1,125, upon consummation of an offering and sale in the AIM Financing of shares of the Company's common stock. In addition, the consideration may include 5% of the gross amount of any financing received and warrants to acquire 5% of any securities issued. This consideration is directly contingent upon consummatioin of an offering or a sale of the Company's common stock or other securities. The Company also agreed to sell the unrelated third party warrants to purchase up to 1,000,000 shares of common stock for $0.35 per share upon their assistance in raising at least $2.5 million. The Company is uncertain if these contingencies will be realized. The total compensation paid to the third party directly related to any offering will be deferred and charged against the gross proceeds of the offering when, and if, consummated.

         The agreement may be canceled with thirty days notice, but not before January 31, 2005. Upon cancellation of the agreement or if financing is not consummated by June 30, 2005, the 1,125,000 shares of the Company's common stock referred to above (issued in exchange for $.001 per share or $1,125) will be considered a break-up fee and expensed.

         NOTES PAYABLE

         In August 2004, the Company and the note holders agreed to rescind the June 2004 agreement (more fully described in Note 9) to extend the maturity dates to the above described $550,000 of the 7% notes to unrelated parties to October 1, 2005 in exchange for adding conversion features.

         The Company believes that the sale of the 15% Notes with warrants, the issuance of warrants to a finder in connection with the 15% Notes and the June 2004 agreements with existing note holders to convert such notes into common stock are all transactions that are exempt from registration under Regulation D of the Securities Act and should not be integrated with the Company's ongoing public offering of common stock. If such transactions were to be integrated, however, the sale of the Company's securities prior to the effectiveness of the registration statement may be in violation of Section 5 of the Securities Act and consequently could incur penalties. The Company does not believe that such offerings should be integrated, that the incurrence of such penalties is not probable and, accordingly, has not provided for such penalties through June 30, 2004.

PART III.

ITEM 1.  INDEX TO EXHIBITS

--------------------------------------------------------------------------------
EXHIBIT NO.           DOCUMENT                                           PAGE
--------------------------------------------------------------------------------

2.1            Amended and Restated  Certificate of  Incorporation  of
               Chantal Skin Care Corporation*
--------------------------------------------------------------------------------
2.2            Amended Bylaws of Utix Group, Inc.*
--------------------------------------------------------------------------------
3.1            Convertible Loan Agreement,  dated October 2003, by and
               among Utix Group, Inc., as Borrower, Corporate Sports Incentives, Inc., as Guarantor, and the lenders who are
               signatories   thereto,   for  an  aggregate  amount  of
               $225,000.*
--------------------------------------------------------------------------------
3.2            Loan  Agreement,  dated October 2003, by and among Utix
               Group, Inc., as Borrower,  Corporate Sports Incentives,
               Inc., as Guarantor, and the lenders who are signatories
               thereto,   for  an   aggregate   amount   of   $600,000
               (collectively  with Exhibit 3.1,  the  "November  2003"
               loan)*.
--------------------------------------------------------------------------------
3.3            Lock-Up  Agreement,  dated as of November 13, 2003,  by
               and among Utix Group, Inc. and each of the stockholders
               listed on Schedule A thereto.*
--------------------------------------------------------------------------------
3.4            Voting Agreement, dated as of November 13, 2003, by and
               between the Rubin  Family  Irrevocable  Stock Trust and
               Utix Group, Inc.*
--------------------------------------------------------------------------------
3.5            Voting Agreement, dated as of November 13, 2003, by and
               between certain  stockholders  of Utix Group,  Inc. and
               Utix Group, Inc.*
--------------------------------------------------------------------------------
3.6            Form  of  Warrant   issued  in  Connection   with  Loan
               Agreements*
--------------------------------------------------------------------------------
3.7            Loan  Agreement,  dated July 2003, and the  replacement
               notes issued by Utix Group,  Inc. pursuant to the Share
               Exchange Agreement (see Exhibit 12)*
--------------------------------------------------------------------------------
3.8            Loan Agreement,  dated February 2004, by and among Utix
               Group, Inc., as Borrower,  Corporate Sports Incentives,
               Inc., as Guarantor, and the lenders who are signatories
               thereto, for an aggregate amount of $350,000**
--------------------------------------------------------------------------------
3.9            Loan  Agreement,  dated April  2004,  by and among Utix
               Group, Inc., as Borrower,  Corporate Sports Incentives,
               Inc.,  as  grantor  of a  security  interest,  and  the
               lenders who are signatories  thereto,  for an aggregate
               amount of $300,000.**
--------------------------------------------------------------------------------
3.10           Securities Purchase  Agreement,  dated May 2004, by and
               among Utix Group, Inc., Great Court Capital LLC and the purchasers who are signatories thereto ***
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.2            Development  Agreement,  dated  April 4,  2003,  by and
               between WildCard Systems, Inc. and Corporate Sports Incentives, Inc.*
--------------------------------------------------------------------------------
6.3            Ticket Issuer Agreement,  dated as of January 21, 2004,
               by and between Discover  Financial  Services,  Inc. and
               Utix Group, Inc.*
--------------------------------------------------------------------------------
6.4            Employment Agreement for Anthony G. Roth*
--------------------------------------------------------------------------------
6.5            2003 Stock Option Plan*
--------------------------------------------------------------------------------
6.6            Lease for  principal  offices  located at 170 Cambridge
               Street, Burlington, MA*
--------------------------------------------------------------------------------
10.1           Consent  of  Vitale,   Caturano  &  Company,  Inc.  for
               Amendment to Form 10-SB filed on June 17, 2004 ****
--------------------------------------------------------------------------------
10.2           Consent  of  Vitale,   Caturano  &  Company,  Inc.  for
               Amendment to Form 10-SB filed on August 17, 2004 ****
--------------------------------------------------------------------------------
10.3           Consent  of  Vitale,   Caturano  &  Company,  Inc.  for
               Amendment  to Form  10-SB  filed on  September  3, 2004
               *****
--------------------------------------------------------------------------------
12             Share Exchange Agreement, dated as of October 31, 2003,
               by and among Utix Group, Inc. (fka Chantal Skin Care Corporation), Corporate Sports Incentives, Inc., Joel
               Pensley,   an  individual,   and  the  stockholders  of
               Corporate Sports Incentives, Inc.*
--------------------------------------------------------------------------------

* Previously filed with the Form 10-SB filed with the Commission on February 12, 2004.
** Previously filed with the Form 10-SB filed with the Commission on April 12,
   2004.
*** Previously filed with the Form 10-SB filed with the Commission on June 17,
    2004.
**** Previously filed with the Form 10-SB filed with the Commission on August
     19, 2004.
***** Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    UTIX GROUP, INC.
                                    Registrant



Date:  September 3, 2004            By:  /s/ Anthony G. Roth
                                         -------------------
                                    (Signature)
                                    Name: Anthony G. Roth
                                    Title: President and Chief Executive Officer